     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1998

                                                      REGISTRATION NO. 333-50869
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                              BEARCOM GROUP, INC.

             (Exact name of registrant as specified in its charter)

             TEXAS                           5065                         75-1893779
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              11545 PAGEMILL ROAD
                              DALLAS, TEXAS 75243
                                 (214) 340-8876
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN P. WATSON
                                    CHAIRMAN
                              11545 PAGEMILL ROAD
                              DALLAS, TEXAS 75243
                                 (214) 340-8876
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            LAWRENCE B. GOLDSTEIN                            JEFFREY A. CHAPMAN
           GARDERE & WYNNE, L.L.P.                         VINSON & ELKINS L.L.P.
         1601 ELM STREET, SUITE 3000                    2001 ROSS AVENUE, SUITE 3700
           DALLAS, TEXAS 75201-4761                       DALLAS, TEXAS 75201-2975
                (214) 999-3000                                 (214) 220-7700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 25, 1998

PROSPECTUS

            , 1998


                                3,759,000 SHARES


                                  BEARCOM LOGO

                                  COMMON STOCK



     Of the 3,759,000 shares of Common Stock offered hereby (the "Offering"), 3,333,000 shares are being offered by BearCom Group, Inc. ("BearCom Group" or the "Company") and 426,000 shares are being offered by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholders.



     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.



     The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the trading symbol "BCG."



     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                        PRICE      UNDERWRITING     PROCEEDS         PROCEEDS
                                        TO THE    DISCOUNTS AND      TO THE         TO SELLING
                                        PUBLIC    COMMISSIONS(1)   COMPANY(2)      SHAREHOLDERS
---------------------------------------------------------------------------------------------------
Per Share............................     $            $               $                 $
Total(3).............................  $             $              $              $

--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $600,000.



(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 563,850 additional shares of Common Stock, on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $          , $     and
    $          , respectively. See "Underwriting."


     The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, subject to certain prior conditions. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares
of Common Stock will be made in New York, New York on or about             ,
1998.

DONALDSON, LUFKIN & JENRETTE                                    CIBC OPPENHEIMER
          SECURITIES CORPORATION

                 [PHOTOGRAPHS OF PRODUCTS SOLD BY THE COMPANY]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto contained elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and gives retroactive effect to a 643-for-1 stock split effected in June 1998. All references to fiscal years, unless otherwise noted, refer to the Company's fiscal year which ends on April 30 of each year. The Company was incorporated in Texas in 1983. In December 1995, a subsidiary of the Company merged (the "Merger") with Bear Communications, Inc. ("Bear Communications"). Unless the context otherwise requires, all references to "BearCom" shall include the operations of the Company's direct and indirect wholly owned subsidiaries, Bear Communications, BearCom Operating, L.P. and their subsidiaries. On March 31, 1998, a wholly owned subsidiary of the Company, Condor Holdings, Inc. ("Condor Holdings"), acquired substantially all of the assets of Condor Communications, Inc. ("Condor Communications"). The foregoing transaction is referred to herein as the "Condor Acquisition." Unless the context otherwise requires, all references to "Condor" shall include Condor Communications (prior to the Condor Acquisition), Condor Holdings (following the Condor Acquisition), Condor's fifty percent interest in Condor Telecommunicationes, C.A., a corporation incorporated under the laws of Venezuela, which operates Condor's Caracas, Venezuela distribution sales office, and the entities that operate Condor's Prague, Czech Republic distribution sales office. As of the date hereof, the Company is awaiting regulatory approval in the Czech Republic with respect to the acquisition of those entities. Based on the advice of foreign counsel, the Company believes regulatory approval will be obtained. All references herein to "BearCom Group" or the "Company" shall include the combined operations of BearCom Group, Inc. and its subsidiaries, including BearCom and Condor.


                                  THE COMPANY


     The Company believes that it is the largest independent distributor of two-way radios in the world with leading positions in the field sales, catalog sales, export sales and rental segments of the market. The Company sells, services and rents a broad line of two-way radios manufactured by industry leaders including Motorola, Maxon, Icom and Tekk, which are used to communicate within a limited geographic area without incurring airtime or subscriber charges. In the United States, the Company's diverse customer base consists primarily of businesses and organizations across a wide variety of industries, whereas internationally the Company's customers generally are dealers which, in turn, sell to similar end users. In addition to its two-way radio product line, the Company sells complementary wireless communication and related products and services, including Orbacom console systems, Motorola messaging systems, Nextel handsets and services and PageMart pagers and services. See
"Business -- Purchasing."



     Through BearCom, the Company markets its products and services through 32 field offices in the United States and two in Australia and through its catalog operations throughout the United States. In addition, through Condor, the Company exports its products and services through its distribution offices in Miami, Florida, Caracas, Venezuela and Prague, Czech Republic. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. Through its field offices, BearCom provides technical assistance for customers requiring on-site evaluation of their communications needs. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides an efficient and convenient method of purchasing products. During fiscal 1998, BearCom mailed more than 5.7 million catalogs and marketing pieces and processed in excess of 182,000 customer orders. Most orders are processed and shipped on the same day they are received. The Company uses sophisticated information systems and proprietary software to monitor and refine its customer database, catalog mailings and inventory levels. In addition, the Company has a fleet of over 15,000 two-way radios for rent, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events. The Company believes that it is the largest renter of two-way radios in the United States.

     While the Company is not aware of any definitive industry data, the Company believes that the market for the sale, rental and service of two-way radios and related products is in excess of $5 billion per year in the United States and an additional $5 billion per year outside the United States. The independent distribution of two-way radios is a highly fragmented industry, with thousands of local and regional independent dealers. The manufacturing of two-way radios, however, is dominated by a small number of companies, each of which has developed a network of authorized dealers to augment their internal direct sales forces. These authorized dealer networks typically comprise several local dealerships within a given metropolitan area each generating less than $5 million in sales. Over the past ten years, manufacturers have strategically reduced the size of their direct sales forces, increasingly relying on independent authorized dealers. The Company believes that an increasing percentage of two-way radio products will continue to be sold through independent dealers as manufacturers continue to outsource distribution and other non-core functions. At the same time, the Company believes manufacturers are limiting their authorized dealer relationships to fewer, but larger organizations. The Company believes that these industry fundamentals and outsourcing trends will lead to a consolidation of independent dealers and that as the largest independent dealer worldwide it is well positioned to continue to acquire local authorized dealers and expand its international presence and market share.


     From fiscal 1993 through fiscal 1997, the Company's revenues grew, primarily as a result of internal growth and the opening of nine new sales offices, from $37.9 million to $69.6 million, representing a compound annual growth rate of approximately 16%. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 14 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. As a result, revenues for fiscal 1998 were $96.5 million, a 39% increase from revenues generated during fiscal 1997. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions (as defined below under "Unaudited Pro Forma Condensed Consolidated Statement of Income"), the Company's revenues were $149.1 million for fiscal 1998. The Company intends to make additional acquisitions to establish a presence in new geographic areas and to enhance its presence in existing markets. In pursuing such acquisitions, the Company typically seeks to gain access to the acquired dealer's skills, experience and customer relationships, while consolidating its fulfillment operations into existing facilities.


     The Company's objective is to expand its position as the largest independent distributor of two-way radios and related products in the world and be the leading independent distributor in each market in which it serves. The Company's strategy is to further develop its network of field offices by opening and acquiring local operations, expand and enhance its catalog and export operations, leverage its complementary distribution channels by expanding its product and service offerings, and support such operations with rapid order fulfillment and superior customer service and technical support. The Company seeks to capitalize on its experience and reputation derived from more than 15 years of selling and marketing two-way radio products in executing its strategy and addressing its market opportunity.

                              RECENT DEVELOPMENTS


     On March 31, 1998, the Company completed the Condor Acquisition. Condor reported revenues of $50.7 million during its fiscal year ended December 31, 1997. The Condor Acquisition was accounted for using the purchase method of accounting.



     Based in Miami, Florida, Condor is a leading exporter of two-way radio communication equipment and communication systems primarily to Latin America, Eastern Europe, Africa and the Middle East. In addition to its Miami office, Condor maintains distribution sales offices in Caracas, Venezuela and Prague, Czech Republic. Condor exports primarily Motorola two-way radio products. Virtually all of Condor's sales are denominated in U.S. dollars. The Condor Acquisition provides the Company an operational platform from which it can expand its international operations. The Company's strategy is to expand its international operations by establishing additional sales offices and offering additional products and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Condor," "Unaudited Pro Forma Condensed Consolidated Statement of Income" and the historical combined financial statements of Condor included elsewhere herein.

                                  THE OFFERING


Common Stock Offered:
  By the Company.....................................     3,333,000   shares
  By the Selling Shareholders........................       426,000   shares
                                                         ----------
          Total......................................     3,759,000   shares



Common Stock to be Outstanding after
the Offering........................     10,002,515 shares(1)


Use of Proceeds.....................     To repay certain indebtedness and for
                                         general corporate purposes, including
                                         possible future acquisitions


Proposed NYSE Trading Symbol........     BCG

------------------------------


(1) Excludes 406,000 shares of Common Stock issuable upon the exercise of outstanding options, an additional 694,000 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Option Plan, and 500,000 shares of Common Stock reserved for future issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management -- Stock Option Plan" and "Management -- Stock Purchase Plan."


                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors" beginning on page 7, which provide a discussion of certain risks involved in an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and pro forma financial and other data for the Company as of the dates and for the periods indicated. The information set forth below should be read in conjunction with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements of the Company and the historical financial statements of Condor and the related notes thereto included elsewhere in this Prospectus.


                                                                    FISCAL YEARS ENDED APRIL 30,
                                                              -----------------------------------------
                                                                                             PRO FORMA
                                                                                            AS ADJUSTED
                                                               1996      1997      1998       1998(1)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues..................................................  $63,278   $69,642   $96,524    $149,083
  Gross profit..............................................   20,294    23,367    31,785      39,819
  Operating income..........................................    3,597     3,609     5,100       8,196
  Net income................................................  $ 1,847   $ 1,902   $ 2,510    $  5,009
  Net income per share......................................  $   .30   $   .29   $   .38    $    .50



                                                                    APRIL 30, 1998
                                                              --------------------------
                                                              ACTUAL      AS ADJUSTED(2)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash......................................................  $   350        $18,499
  Working capital...........................................   19,852         39,251
  Total assets..............................................   53,648         71,043
  Total long-term debt, including current maturities........   26,788            455
  Shareholders' equity......................................   13,382         57,111



                                                                   FISCAL YEARS ENDED APRIL 30,
                                                              --------------------------------------
                                                                                          PRO FORMA
                                                                                         AS ADJUSTED
                                                               1996     1997     1998      1998(1)
                                                                      (DOLLARS IN THOUSANDS)
OTHER DATA:
  Number of sales offices at period end.....................      22       25       37          37
  EBITDA(3).................................................  $4,734   $5,326   $7,380     $10,698
  Capital expenditures(4)...................................  $1,429   $2,127   $1,869         n/a


------------------------------


(1) Pro forma information for the year ended April 30, 1998 gives effect to (i) the Condor Acquisition, (ii) the Other Acquisitions and (iii) the Offering and the application of the net proceeds therefrom, including the repayment of shareholder notes, as if these transactions had occurred on May 1, 1997. See "Unaudited Pro Forma Condensed Consolidated Statement of Income."



(2) Adjusted to give effect to the Offering and the application of the net proceeds therefrom (assuming an initial public offering price of $14.00), including the repayment of shareholder notes, as if these transactions had occurred on April 30, 1998.



(3) "EBITDA" is calculated herein as income before income taxes, plus depreciation, amortization and interest expense. The Company believes that EBITDA is a measure commonly used in the wireless communication industry by financial analysts, investors and other interested parties for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that it excludes significant components useful in understanding and assessing the Company's financial performance. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations. EBITDA amounts shown for the Company may not be comparable to similarly titled measures reported for other companies as such calculations may not be made on the same basis.



(4) Excludes payments for business acquisitions.

                                  RISK FACTORS

     This Prospectus contains forward looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, the risks described in this section. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

NO ASSURANCE OF GROWTH


     In recent years, the Company has rapidly expanded its operations, growing from total revenues of $37.9 million in fiscal 1993 to $96.5 million in fiscal 1998. The Company plans to seek continued growth of its business by increasing sales in its existing offices and catalog operations, through strategic acquisitions and by opening new offices. There can be no assurance, however, that the Company will continue to grow or will be able to successfully implement any of these growth strategies.


     To successfully implement its growth strategies, the Company must continually evaluate the adequacy of its existing systems and procedures, including, among others, its data processing, financial and internal control systems and management structure. There can be no assurance that the Company will adequately anticipate all of the changing demands that growth will impose on the Company's systems, procedures and structure. Any failure to adequately anticipate and respond to such changing demands is likely to have a material adverse effect on the Company. In addition, the Company anticipates that acquiring or opening offices will involve a number of possible risks and challenges, including the diffusion of managements attention, the dependence on hiring, training and retaining key personnel, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company. See "Business -- Growth Strategy."

ACQUISITION RISKS; BUSINESS INTEGRATION RISKS


     Since August 1996, the Company has acquired the stock or assets of 14 independent dealers of two-way radios and other wireless communication products, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor Communications, Inc. The Company intends to seek continued growth of its business through future strategic acquisitions. The Company is currently evaluating certain strategic acquisitions; however, the Company has no binding commitment to acquire any business or other material assets. There can be no assurance that the Company will be able to identify future attractive acquisition candidates or complete the acquisition of any candidates on terms favorable to the Company. Growth through strategic acquisitions involves numerous risks, including difficulties in the integration of the operations, systems and personnel, including key management, of acquired businesses and the diversion of management's attention from other business concerns. In the event that the Company acquires businesses, the employees of which are parties to collective bargaining agreements, the Company would be subject to risks inherent in such arrangements, including strikes or work stoppages. There can be no assurance that any acquired businesses, including Condor, can be successfully integrated into the Company's business. A substantial portion of the Company's capital resources, including a portion of the proceeds of the Offering, could be used for acquisitions. The Company may require additional debt or equity financing for future acquisitions, which additional financing may not be available on terms favorable to the Company, if at all. See "Business -- Growth Strategy."


DEPENDENCE ON VENDOR


     The sale of products by the Company that were purchased from the Company's largest vendor, Motorola, Inc. ("Motorola"), constituted approximately 73% of the Company's equipment revenues during fiscal 1997 and approximately 66% of the Company's equipment revenues during fiscal 1998. In addition, BearCom's rental radio inventory consists primarily of products manufactured by Motorola and a very high percentage of Condor's equipment revenues were generated by the sale of products purchased from Motorola. As is customary in the industry, the Company does not have long-term contracts with any of its vendors, including Motorola. Although the Company and its suppliers enter into written vendor agreements to effect purchases, such agreements generally can be canceled by either party at will. While the Company does have access to similar products from competing vendors, the inability to obtain products from certain vendors, particularly Motorola, would have a material adverse effect upon the Company. If Motorola experiences a business interruption or other business problems, the Company could be materially adversely affected. There can be no assurance that Motorola will continue to grant the Company the right to distribute its products in its current areas of operation or that Motorola will grant the Company the right to distribute its products in areas served by offices that the Company may acquire or open in the future. Also, the Company's status as a Motorola dealer in some or all of its offices could be unilaterally terminated by Motorola. Termination of the Company's status as a Motorola dealer would have a material adverse effect on the Company. See "Business -- Growth Strategy" and
"Business -- Products and Services."


     Several manufacturers of two-way radio products, including Motorola, compete with independent distributors in selling, servicing and renting two-way wireless communication products. Prior to 1987, a very high percentage of two-way radios were distributed directly by their manufacturers. Since then, Motorola and other manufacturers have increasingly distributed two-way radios via independent dealers, with the exception of large accounts. There can be no assurance that this trend will continue. Manufacturers could change their distribution strategy and begin to distribute more or all two-way radios themselves or through distribution means other than independent dealers. Such change would have a material adverse effect on the Company. See
"Business -- Industry Overview."


     Motorola offers a cooperative advertising program pursuant to which the Company is permitted to claim reimbursements for certain expenses of up to a percentage of the cost of certain inventory purchased, subject to certain conditions. This program could be canceled, or the benefits available to the Company thereunder could be significantly reduced, without the consent of the Company. Any such cancellation or reduction could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


LIMITED EXPERIENCE WITH INTERNATIONAL OPERATIONS; RISKS OF CONDUCTING INTERNATIONAL OPERATIONS



     In August 1995, the Company opened a field office in Sydney, Australia, and in July 1997 and May 1998 the Company acquired dealers in Brisbane, Australia. Revenues from the Australia offices were less than 2% of the Company's net revenues in fiscal 1998. Thus, the Company historically has had limited experience with international operations. In March 1998, the Company completed the acquisition of Condor, which has distribution sales offices in Caracas, Venezuela and Prague, Czech Republic. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions, the Company's revenues for fiscal 1998 that were derived from sales to customers outside of the United States, or to other exporters who then sell such products to customers outside of the United States, were 33.2%, with approximately 5.5% of the Company's revenues for such periods being derived from sales to customers in Venezuela. The Company may open field offices in other international markets or may acquire dealers with international operations. The Company's success and plans for future growth in international markets will be dependent on its ability to attract and retain qualified management personnel for its international operations.


     Foreign operations and sales are subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, increased credit risks, foreign tax laws, changes in import/export regulations and tariff and freight rates. Political and other factors beyond the control of the Company, including trade disputes among nations or internal instability in any nation where the Company conducts business, could have a material adverse effect on the Company. There can be no assurance that the Company will be able to successfully manage the risks presented by significant international operations.

COMPETITION

     The two-way radio distribution industry is highly competitive and is currently comprised of several regional and numerous local dealers. The principal bases of competition in the industry are price and service. The sale of two-way radios is a low-margin, high-volume business. Because awareness of two-way wireless communication products is growing and the cost barriers to entry into this market are relatively low, the risk of new competitors entering this market is high. The Company believes that the industry will become more competitive as the number of competitors increases and as new technologies emerge. These factors, coupled with the growing industry emphasis on containing costs, could place significant pressure on the Company to reduce prices, which could significantly reduce the gross margins realized by the Company on sales of its products.


     In addition, several manufacturers of two-way radio products, including Motorola, the Company's largest vendor, also compete with independent distributors in selling, servicing and renting two-way wireless communication products. There can be no assurance that manufacturers of two-way radio products will continue to utilize independent distributors in the future. In addition, there are several significantly large global distributors of wireless communication products other than two-way radios. These companies to date have not entered the two-way radio distribution market in any significant way, but there can be no assurance that these companies will not enter this industry in the future. These manufacturers and distributors are much larger than the Company, and have substantially greater capital resources, sales experience and distribution capabilities than the Company. In response to competitive pressure from any of its current or future competitors, the Company may be required to lower selling prices, which would lower the Company's gross margins, which could have a material adverse effect on the Company. See "Business -- Growth Strategy" and "Business -- Competition."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


     The Company has experienced material variations in quarterly revenues and net income as a result of many factors including, among others, customer relationships, catalog response rates, product blend, the level of selling, general and administrative expense, weather conditions and the condition of the wireless communication industry in general. For example, BearCom's net sales and profits historically have been lower in the three months ended January 31 due to lower levels of business activity during the winter months. In addition, quarterly results may be materially affected by the timing of significant rental activity, the timing of large system sales, seasonality in the ordering patterns of users of the Company's products, seasonal buying patterns of dealers that purchase products from Condor, the timing of new enhancements or product offerings made available by suppliers, economic conditions in the geographical areas in which the Company operates and the timing and magnitude of acquisitions and related assimilation costs. Therefore, the operating results for any fiscal quarter are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. It is likely that the Company will experience such fluctuations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."


DEPENDENCE ON SYSTEMS

     The Company's success depends on the accuracy and proper utilization of its management information systems. The Company's ability to manage its inventory and accounts receivable collection; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain a cost efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company believes that its management information system, coupled with planned enhancements, is sufficient to sustain its present operations and its anticipated growth for the foreseeable future, although no assurance can be given to that effect. The Company has adopted procedures to protect its computer system and to provide for recovery in the event of equipment failure. All system data is backed up to tape daily with backup tapes stored off-site. Although the Company has not experienced a significant failure in its computer system to date, there can be no assurance that the Company will not experience such a failure in the future or that such failure would not have a material adverse effect on the Company. In addition, there can be no assurance that the Company's competitors will not develop software applications similar to the proprietary software developed by the Company or that such development would not have a material adverse effect on the Company. See "Business -- Management Information System."

     The Company is in the process of modifying the software in its management information system so that all of such software will be Year 2000 compliant. There can be no assurance that the Company will timely complete such modifications. Failure of the Company, its vendors or its customers to have in place Year 2000 compliant systems could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliant Information Systems."

TECHNOLOGICAL CHANGE AND INVENTORY OBSOLESCENCE


     Management expects that much of the future growth in the wireless communications industry will be based upon the introduction of new technologies, such as digital transmission, and new services, such as satellite-based systems, Personal Communication Services ("PCS") and Enhanced Specialized Mobile Radio ("ESMR"). The scope and technical attributes of many of these new technologies and services have not been completely determined, and conflicting technologies may be developed. In addition, technological advances could reduce the need for continual product purchases by industry customers. To the extent that the implementation of new technologies and services is delayed, or that new technologies and services or reductions in airtime charges for new or existing technologies and services reduce the need for the products offered by the Company, the Company could be adversely affected. The Company maintains a significant investment in its product inventory and, therefore, is subject to the risk of inventory obsolescence. In the past, technological change and inventory obsolescence have not had a material impact on the Company. If, however, a material amount of inventory is rendered obsolete, the Company could be required to write-down the value of such inventory and take a charge against earnings, which could have a material adverse effect on the Company. In addition, if the Company is unable for any reason to take advantage of marketing programs offered by vendors, it could be materially and adversely affected.


RELIANCE ON MANAGEMENT


     The Company's success will depend to a significant extent upon the efforts and abilities of certain key management personnel. The loss of the services of the Company's key management personnel could have a material adverse effect on the Company. The Company currently maintains $2 million of key-man life insurance on Gary Weber, the Company's Vice President -- Marketing, for which it is designated as the beneficiary. The Company's success and plans for future growth will also be dependent on its ability to attract and retain qualified employees in all areas of its business. See "Management."


DISTRIBUTION COSTS; RELIABILITY RISKS

     Postage and shipping are significant expenses in the operation of the Company's business. The Company ships its products to customers primarily by United Parcel Service, as well as other overnight delivery and ground delivery services, and mails its catalogs through the U.S. Postal Service. Any increases in postal or shipping rates in the future could have a material adverse effect on the Company. The cost of paper is also a significant expense of the Company in printing its catalogs. Historically, paper prices have fluctuated from time to time. Any future increases in the cost of paper could have a material adverse effect on the Company.

     In August 1997, United Parcel Service experienced a labor strike that adversely affected the Company both in terms of the service the Company was able to provide as well as in terms of increased costs. A longer strike in the future would likely have an even more significant adverse effect on the Company.

STATE SALES AND USE TAX

     Various states have sought to impose on direct marketers the burden of collecting state use taxes on the sale of products shipped to those states' residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. From time to time, legislation has been introduced in Congress which, if passed, would impose state use tax collection obligations on out-of-state mail order companies such as the Company. If such legislation were to be enacted, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company and price increases to the customer that could adversely affect the Company. Currently, the Company does not collect sales tax from customers in states in which the Company does not maintain a sales office.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Upon completion of the Offering, the Company will have outstanding 10,002,515 shares of Common Stock. Of these shares, the 3,759,000 shares of Common Stock sold in the Offering (4,322,850 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act"), by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 6,243,515 shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. For purposes of Rule 144, approximately 1,367,471 shares held for more than two years will be eligible for sale immediately following consummation of the Offering, based on current Securities and Exchange Commission ("Commission") rules. Following the expiration or release from the 180-day lock-up agreements with the representatives of the Underwriters, approximately 4,799,238 additional shares of Common Stock will be eligible for sale in accordance with the requirements of Rule 144, subject to compliance with certain volume limitations.


     The Company has granted registration rights to its existing shareholders. After the Offering, such shareholders will each have the right to require the Company, subject to certain limitations, to include shares held by them in one of the first four registrations of Common Stock by the Company. All shareholders holding registration rights have waived their rights to participate as selling shareholders in the Offering, except the Selling Shareholders in this Offering. See "Principal and Selling Shareholders."

     Each of the Company, its officers and directors, and certain other shareholders of the Company, including the Selling Shareholders, has agreed that it will not (i) offer, pledge, sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of any Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), except pursuant to certain limited exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

     Future sales of substantial amounts of Common Stock, or the perception that such sales could occur, may affect the market price of the Common Stock prevailing from time to time.

NO PRIOR PUBLIC MARKET; OFFER PRICE; STOCK PRICE VOLATILITY

     Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that following this Offering an active trading market will develop or be maintained. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market following this Offering. For a description of the factors considered in determining the initial public offering price, see "Underwriting." After the Offering, the market price of the Common Stock may be influenced by many factors including, among others, the operating results of the Company, investors' perceptions of the Company and its prospects, and general economic and market conditions. In addition, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology-related companies and which sometimes has been unrelated to the operating performances of such companies. Furthermore, any adverse changes in the market price of the common stock of other wireless communication distribution or related companies or announcements of technological developments may adversely affect the market price of the Company's Common Stock, irrespective of whether there has been any deterioration of the Company's business or financial results.

CONTROL BY EXISTING SHAREHOLDERS


     Upon completion of this offering, the Company's officers and directors will beneficially own approximately 48.7% of the outstanding Common Stock. As a result, these shareholders, acting together, may be able to control the outcome of certain actions requiring shareholder approval, such as election of directors, amendments to the Company's charter and mergers or other changes in control. See "Principal and Selling Shareholders."


ANTI-TAKEOVER PROVISIONS

     The Texas Business Corporation Act and the Company's Articles of Incorporation and Bylaws contain various provisions, including, without limitation, certain provisions authorizing the Company to issue preferred stock and dividing the Company's Board of Directors into three classes serving staggered three-year terms, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The ownership after this Offering by the Company's officers, directors and their affiliates of substantial shares of Common Stock could also discourage such bids. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital Stock."

POSSIBLE HEALTH RISKS

     Recently, lawsuits have been filed alleging a link between the non-thermal electromagnetic field emitted by cellular telephones and two-way radios and the development of cancer. To date, there have been relatively few medical studies relating to the effects of non-thermal electromagnetic fields on health, and there are not any widely accepted theories regarding how exposure to a non-thermal electromagnetic field could threaten health. Future medical studies may produce findings that could have a material adverse effect upon the wireless communications industry and the Company.

GOVERNMENT REGULATION

     From time to time, the Federal Communications Commission ("FCC") amends its regulations governing the licensing or sale of the communication equipment distributed by the Company, the frequencies that such equipment uses, and the requirements for operating such equipment. The FCC has from time to time submitted proposals relating to licensing, use and regulation of frequency bands that could affect operation on certain of the frequency bands where equipment marketed by the Company operates. It is uncertain what impact, if any, these or future proposals may have on the Company's operations.


IMMEDIATE AND SUBSTANTIAL DILUTION



     This Offering will result in an immediate and substantial dilution to purchasers of the Common Stock offered hereby because the net tangible book value per share of the Common Stock after this Offering will be substantially less than the initial public offering price per share. See "Dilution."



NO EXPECTATION OF DIVIDENDS



     For the foreseeable future, it is anticipated that any earnings will be retained for operations and expansion of the Company's business and that cash dividends will not be paid to holders of the Common Stock. See "Dividend Policy."

                                  THE COMPANY


     In December 1995, the Company (then named Page-Com, Inc.) consummated the Merger with Bear Communications. Bear Communications was a leading independent distributor of wireless communication products in the United States through the field office channel and Page-Com was a leading independent distributor of wireless communication products in the United States through catalog operations. The Merger was accounted for as a pooling of interests. From August 1996 through June 1998, the Company acquired the operations of 14 independent dealers of wireless communication products, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. All such acquisitions were accounted for as purchases for financial reporting purposes. The aggregate consideration paid for such acquisitions was $18.7 million in cash, notes payable in the amount of $300,000 and amounts to be paid pursuant to certain earn-out arrangements.



     On March 31, 1998, the Company completed the Condor Acquisition. Condor reported revenues of $50.7 million during its fiscal year ended December 31, 1997. The Condor Acquisition was accounted for using the purchase method of accounting. Based in Miami, Florida, Condor is a leading exporter of two-way radio communication equipment and communication systems primarily to Latin America, Eastern Europe, Africa and the Middle East. In addition to its Miami office, Condor operates a distribution sales office in Prague, Czech Republic. Condor owns a fifty percent interest in an entity that operates a distribution sales office in Caracas, Venezuela. Condor exports primarily Motorola two-way radio products. Virtually all of Condor's sales are denominated in U.S. dollars. The Condor Acquisition provides the Company an operational platform from which it can expand its international operations. The Company's strategy is to expand its international operations by establishing additional sales offices within licensed regions and offering additional products and services within those regions. The Company paid cash consideration of $7.0 million at the closing of the Condor Acquisition. In addition, the Company entered into an earn-out arrangement pursuant to which the Company is obligated to pay Condor Communications, for each of the twelve-month periods ending March 31, 1999 and 2000, an amount equal to fifty percent of the first $3.0 million of EBITDA attributable to Condor Business Unit Operations (as defined in the agreement governing the Condor Acquisition), provided that EBITDA for such twelve-month period shall be $2.0 million or greater, and twenty-five percent of EBITDA in excess of $3.0 million, without limitation.


     The Company's principal executive offices are located at 11545 Pagemill Road, Dallas, Texas 75243 and its telephone number is (214) 340-8876.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $42.8 million, assuming an initial public offering price of $14.00. A portion of the net proceeds will be used to repay all of the Company's borrowings under its $25 million revolving line of credit and its $5 million term note (the "Senior Bank Facility") payable to Wells Fargo Bank (Texas), National Association, an aggregate of approximately $27.4 million, consisting of $23 million under the revolving line of credit and $4.4 million under the term loan, at May 31, 1998. The Company is required to repay the amount of all principal outstanding under the term note in equal monthly installments through November 5, 2001. The Company may re-borrow funds under the revolving line of credit from time to time. All outstanding amounts under the revolving line of credit are due and payable on November 5, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The revolving line of credit and the term note each bear interest at LIBOR plus 1.25% and 1.35%, respectively (6.90% and 7.00%, respectively, at May 31, 1998) or the lender's prime rate (8.50% at May 31,
1998). At May 31, 1998, the Company had outstanding borrowings under the Senior Bank Facility of $22.0 million bearing interest at LIBOR plus 1.25%, $4.2 million at LIBOR plus 1.35% and $1.2 million bearing interest at the prime rate. During fiscal 1998, the Company incurred $15.9 million of indebtedness under the Senior Bank Facility to fund its acquisition program and $1.9 million to fund capital additions. All other borrowings under the Senior Bank Facility during fiscal 1998 were incurred for working capital. The balance of the net proceeds will be used for general corporate purposes, including working capital, and would be available to finance, among other things, potential strategic acquisitions and upgrades to the Company's management information systems. The Company is currently evaluating certain strategic acquisitions; however, the Company has no binding commitment to acquire any business or other material assets. Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing securities. Other than as a result of the anticipated repayment to the Company of a promissory note from a Selling Shareholder with the proceeds from shares of Common Stock to be sold by him in the Offering, the Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Management -- Compensation Committee Interlocks and Insider Participation."



                                DIVIDEND POLICY



     The Company has not paid dividends on its Common Stock during the last two fiscal years. The Company expects that in the foreseeable future it will retain all available earnings, if any, for the development and growth of its businesses and does not anticipate paying any cash dividends on the Common Stock. The Senior Bank Facility prohibits paying dividends while any amounts are outstanding thereunder. Subject to this restriction, the payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as the Company's future earnings, capital requirements, financial condition and business prospects and other factors the Board of Directors deems relevant.

                                    DILUTION


     At April 30, 1998, the net tangible book value of the Company was approximately $3.2 million or $0.48 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the deduction of the estimated underwriting discounts and commissions and Offering expenses payable by the Company in connection therewith, but without taking into account any other changes in such net tangible book value, the net tangible book value of the Company at April 30, 1998 would have been approximately $46.0 million or $4.60 per share. This represents an immediate increase in net tangible book value of $4.12 per share to existing shareholders and an immediate dilution in net tangible book value of $9.40 per share to purchasers of shares in this Offering. The following table illustrates this dilution:



Initial public offering price per share.....................            $14.00
  Net tangible book value per share before this Offering....  $0.48
  Increase per share attributable to new shareholders.......   4.12
                                                              -----
Pro forma net tangible book value per share after this
  Offering..................................................              4.60
                                                                        ------
Dilution per share to new shareholders......................            $ 9.40
                                                                        ======


     The following table sets forth the difference between the existing shareholders and the purchasers of shares in this Offering with respect to the number of shares purchased from the Company, the total cash consideration paid to the Company for such shares and the average price per share paid.


                                           SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                         ---------------------   ---------------------   PRICE PER
                                           NUMBER      PERCENT     AMOUNT      PERCENT     SHARE
Existing shareholders(1)...............    6,669,515    66.7%    $ 3,823,666     7.6%     $ 0.57
New investors..........................    3,333,000    33.3%     46,662,000    92.4%      14.00
                                         -----------   ------    -----------   ------
          Total........................   10,002,515   100.0%    $50,485,666   100.0%
                                         ===========   ======    ===========   ======


------------------------------


(1) Sales by the Selling Shareholders in connection with this Offering will reduce the number of shares held by existing shareholders of the Company to 6,166,709, or 61.7% of the total number of shares outstanding after this Offering, and will increase the number of shares held by new investors to 3,759,000 shares, or 37.6% of the total number of shares outstanding after this Offering. See "Principal and Selling Shareholders."



     The computations in the table set forth above assume no exercise of outstanding stock options. On the date of this Prospectus, there were outstanding options to purchase 406,000 shares of Common Stock at the Offering price.

                                 CAPITALIZATION


     The following table sets forth the cash position and the capitalization of the Company as of April 30, 1998, and as adjusted to give effect to the Offering (assuming an initial public offering price of $14.00 per share) and the application of the net proceeds therefrom, including the repayment of certain notes payable to the Company, as if those transactions had occurred on April 30, 1998. See "Use of Proceeds" and "Management -- Compensation Committee Interlocks and Insider Participation." This table should be read in conjunction with the historical and pro forma financial statements of the Company and related notes thereto included elsewhere in this Prospectus.



                                                                 APRIL 30, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                                 (IN THOUSANDS)
Cash........................................................  $   350     $18,499
                                                              =======     =======
Long-term debt(1):
  Borrowings under Senior Bank Facility.....................   26,333          --
  Capital lease obligations.................................      198         198
  Other.....................................................      257         257
                                                              -------     -------
          Total long-term debt..............................   26,788         455
                                                              -------     -------
Shareholders' equity:
  Preferred Stock, $0.01 par value; 1,000,000 shares
     authorized and no shares issued and outstanding........       --          --
  Common Stock, $0.01 par value; 50,000,000 shares
     authorized, 6,669,515 shares issued and outstanding;
     10,002,515 shares issued and outstanding as
     adjusted(2)............................................       67         100
  Additional paid-in capital................................    3,757      46,520
  Cumulative translation adjustment.........................      (19)        (19)
  Note receivable from shareholder(3).......................     (933)         --
  Retained earnings.........................................   10,510      10,510
                                                              -------     -------
          Total shareholders' equity........................   13,382      57,111
                                                              -------     -------
          Total capitalization..............................  $40,170     $57,566
                                                              =======     =======


---------------


(1) Includes current maturities of long-term debt.



(2) Excludes 406,000 shares of Common Stock issuable upon the exercise of outstanding options, an additional 694,000 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Option Plan, and 500,000 shares of Common Stock reserved for future issuance under the Company's 1998 Employee Stock Purchase Plan.



(3) See "Management -- Compensation Committee Interlocks and Insider Participation."

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME



     The unaudited pro forma condensed consolidated statement of income is included in order to illustrate the effect on the Company's statement of income of the transactions described below.



     The unaudited pro forma condensed consolidated statement of income for the year ended April 30, 1998 gives effect to (i) the Condor Acquisition and Other Acquisitions and (ii) the Offering and the application of the net proceeds therefrom (and repayment of shareholder notes) as if these transactions had occurred on May 1, 1997. As used herein, "Other Acquisitions" reflects the acquisitions of three acquired businesses. The remaining eight acquisitions completed since May 1, 1997 are not included because the acquisitions occurred at or near the beginning of the year ended April 30, 1998 or are not material. The unaudited pro forma condensed consolidated statement of income for the year ended April 30, 1998 includes the results of Condor for the twelve-month period ended March 31, 1998.



     The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable, and in the opinion of management, include all adjustments necessary to present fairly the pro forma financial information. The unaudited pro forma condensed consolidated statement of income and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and Condor, and other financial information pertaining to the Company, including the information set forth under the captions "The Company," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The unaudited pro forma condensed consolidated statement of income is not indicative of either future results of operations or the results that might have occurred if the foregoing transactions had been consummated on the indicated dates.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                           YEAR ENDED APRIL 30, 1998

                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                              HISTORICAL
                              -------------------------------------------
                              BEARCOM        CONDOR            OTHER         PRO FORMA                ADJUSTMENTS     PRO FORMA
                                (1)      ACQUISITION(2)   ACQUISITIONS(3)   ADJUSTMENTS   PRO FORMA   FOR OFFERING   AS ADJUSTED
Revenues....................  $96,524       $48,176           $4,383          $           $149,083      $             $149,083
Cost of revenues............   64,739        41,851            2,674                       109,264                     109,264
                              -------       -------           ------          -------     --------      -------       --------
Gross profit................   31,785         6,325            1,709               --       39,819           --         39,819
Operating expenses..........   26,685         3,514            1,156              118(a)    31,623                      31,623
                                                                                  150(b)
                              -------       -------           ------          -------     --------      -------       --------
Operating income............    5,100         2,811              553             (268)       8,196           --          8,196
Interest expense............    1,191             3              134              623(c)     1,951       (1,841)(f)        110
Other, net..................     (137)          (18)              --                          (155)          97(g)         (58)
                              -------       -------           ------          -------     --------      -------       --------
Income before income
  taxes.....................  $ 4,046       $ 2,826              419             (891)       6,400        1,744          8,144
Income taxes................    1,536            --              (11)            (347)(d)    2,455          680(d)       3,135
                                                                                1,277(e)
                              -------       -------           ------          -------     --------      -------       --------
Net income..................  $ 2,510       $ 2,826           $  430          $(1,821)    $  3,945      $ 1,064       $  5,009
                              =======       =======           ======          =======     ========      =======       ========
Net income per share:
  Basic.....................  $   .38                                                     $    .59                    $    .50
  Diluted...................  $   .38                                                     $    .59                    $    .50


------------------------------


(1) Represents the historical operating results of the Company for the year ended April 30, 1998.



(2) Represents the historical operating results of Condor for the year ended March 31, 1998, less the one month activity included in the BearCom historical operating results.



(3) Represents the historical operating results of three businesses acquired for the period from May 1, 1997 through the respective dates of acquisition.


                     NOTES TO UNAUDITED PRO FORMA CONDENSED

                        CONSOLIDATED STATEMENT OF INCOME



(a) To record additional amortization expense related to additional goodwill of $5,353,000 resulting from acquisitions made in fiscal 1998.



(b) To record operating expenses related to additional salary expense of Condor's president pursuant to an employment contract entered into at the closing of the Condor Acquisition. The employment contract requires an annual salary of $150,000. Prior to the Condor Acquisition, the president did not receive a salary.



(c) To record interest expense on additional borrowings of $11,417,000 used to fund acquisitions made in fiscal 1998, as if these borrowings were outstanding the entire year, at a weighted average interest rate of 7%.



(d) To record income tax expense on the income before income tax effect of the pro forma adjustments of ($891,000) and adjustments for Offering of $1,744,000 calculated using a combined federal and state statutory rate of 39%.



(e) To record income tax expense on the income before income taxes of Condor of $2,826,000 and the Other Acquisitions of $419,000 calculated using a combined federal and state statutory rate of 39%.



(f) To record a decrease in interest expense resulting from repayment of all borrowings outstanding, except for amounts related to capital leases and vehicle loans, using proceeds from sale of shares of Common Stock in the Offering. The reduction in interest expense assumes repayments of borrowings totaling $26,333,000 at a weighted average interest rate of 7%.



(g) To record a decrease in interest income resulting from repayment of all shareholder notes outstanding using proceeds from sale of shares of Common Stock in the Offering. The reduction in interest income assumes repayments of notes in an aggregate amount of approximately $1,386,000 at a weighted average interest rate of 7%.

                            SELECTED FINANCIAL DATA


     The following table sets forth selected financial data for the Company as of the dates and for the periods indicated. The statement of income and balance sheet data for each of the five years ended April 30, 1998 are derived from the audited financial statements of the Company. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.



                                                                         FISCAL YEARS ENDED APRIL 30,
                                                              ---------------------------------------------------
                                                               1994       1995       1996       1997       1998
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues..................................................  $49,285    $56,554    $63,278    $69,642    $96,524
  Cost of revenues..........................................   35,648     39,371     42,984     46,275     64,739
                                                              -------    -------    -------    -------    -------
  Gross profit..............................................   13,637     17,183     20,294     23,367     31,785
  Operating expenses........................................   12,498     13,623     16,697     19,758     26,685
                                                              -------    -------    -------    -------    -------
  Operating income..........................................    1,139      3,560      3,597      3,609      5,100
  Interest expense..........................................      386        519        544        595      1,191
  Other net.................................................       (1)       302         33        (73)      (137)
                                                              -------    -------    -------    -------    -------
  Income before income taxes................................      754      2,739      3,020      3,087      4,046
  Income taxes..............................................      320      1,726      1,173      1,185      1,536
                                                              -------    -------    -------    -------    -------
  Net income................................................  $   434    $ 1,013    $ 1,847    $ 1,902    $ 2,510
                                                              =======    =======    =======    =======    =======
  Net income per share......................................  $   .07    $   .17    $   .30    $   .29    $   .38
                                                              =======    =======    =======    =======    =======
  Pro forma net income(1)...................................  $   515    $ 1,679
                                                              =======    =======
  Pro forma net income per share(1).........................  $   .09    $   .28
                                                              =======    =======
BALANCE SHEET DATA (AT PERIOD END):
  Working capital...........................................  $ 2,088    $ 3,069    $ 4,326    $13,225    $19,852
  Total assets..............................................   18,840     19,726     20,047     26,445     53,648
  Total long-term debt, including current maturities........    7,801      7,042      5,888      9,687     26,788
  Shareholders' equity......................................    6,552      7,565      9,005     10,888     13,382
OTHER DATA:
  Number of sales offices at period end.....................       16         20         22         25         37
  EBITDA(2).................................................    1,846      4,417      4,734      5,326      7,380
  Capital expenditures(3)...................................    1,919      1,054      1,429      2,127      1,869


------------------------------

(1) For periods prior to January 1, 1995, Bear Communications was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. Accordingly, no provision was made for federal income taxes as the liability for such taxes was the responsibility of the shareholders of Bear Communications. Pro forma net income and pro forma net income per share are determined after computing federal income taxes as if Bear Communications had been directly responsible for federal income taxes for the periods presented. Pro forma net income was greater than net income for the year ended April 30, 1994 as a result of a pro forma tax benefit of $86,000 related to losses incurred by Bear Communications. Pro forma net income was greater than net income for the year ended April 30, 1995 due to the effect of a $666,000 charge related to the change in tax status of Bear Communications.



(2) "EBITDA" is calculated herein as income before income taxes, plus depreciation, amortization and interest expense. The Company believes that EBITDA is a measure commonly used in the wireless communication industry by financial analysts, investors and other interested parties for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that it excludes significant components useful in understanding and assessing the Company's financial performance. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations. EBITDA amounts shown for the Company may not be comparable to similarly titled measures reported for other companies as such calculations may not be made on the same basis.


(3) Excludes payments for business acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following provides an analysis of the Company's financial condition and results of operations, and should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual performance or results could differ materially from those discussed herein. Factors that could contribute to such differences include those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW


     The Company is principally engaged in the business of selling, renting and servicing site-based two-way communication equipment and accessories. In December 1995, the Company (then named Page-Com, Inc.) consummated the Merger with Bear Communications. Prior to the Merger, the Company believes that Bear Communications was the largest independent distributor of two-way radios in the United States through the field office channel and Page-Com was the largest independent distributor of two-way radios in the United States through the catalog marketing channel. As a result of the Merger, which was accounted for as a pooling of interests, the Company's Consolidated Financial Statements have been restated to include the accounts and operations of Page-Com and Bear Communications for all periods presented. From August 1996 through April 1998, the Company acquired the operations of 12 independent dealers of wireless communication products and a majority of the assets of Motorola's Radio Products Group rentals business. On March 31, 1998, the Company consummated the Condor Acquisition. All such acquisitions were accounted for as purchases for financial reporting purposes. Accordingly, the results of operations of such acquired businesses are included in the Company's results of operations from the dates of acquisition.



     The Company's acquisitions have enabled it to enter new domestic and international markets and increase penetration of existing markets. Acquisitions generally have been financed through the use of the Senior Bank Facility. Of the approximately $27.4 million of outstanding borrowings under the Senior Bank Facility as of May 31, 1998, the Company borrowed approximately $18.7 million to make acquisitions. During the initial integration phase following an acquisition, the Company typically has incurred integration-related operating expenses for training personnel, for the conversion of information systems and other transition-related costs. Depending on the size and location of an acquired business, integration costs have been incurred primarily during the first six months following an acquisition.



     The Company's revenues are derived from sales to end-users in a wide variety of industries, other wireless communication dealers and rental customers. For the fiscal years ended April 30, 1997 and 1998, revenues derived from sales to other wholesale wireless communication dealers accounted for approximately 10% of the Company's revenues. However, as a result of the Condor Acquisition, the Company expects that revenues from sales to other wholesale wireless communication dealers will account for a significantly higher percentage of the Company's revenues for periods subsequent to such acquisition. Additionally, for the last two fiscal years, no single customer accounted for more than 5% of the Company's revenues.



     From May 1, 1996 through April 30, 1998, 81% of the Company's revenues was derived from the sale of equipment, while 12% was attributable to rental revenues, 5% to repair revenues and 2% to other revenues. Other revenues includes revenues from sales of paging services and Nextel activation fees. Gross profit margins related to rental and repair revenues historically have been significantly higher than that of revenues derived from the sale of equipment and accessories.

RESULTS OF OPERATIONS

     The following table sets forth the statement of income data of the Company expressed in dollars and as a percentage of revenues for the periods indicated.


                                                                             YEAR ENDED APRIL 30,
                                                              ---------------------------------------------------
                                                                   1996              1997              1998
                                                                            (DOLLARS IN THOUSANDS)
Revenues:
  Equipment.................................................  $54,131    85.5%  $57,864    83.1%   76,052    78.8%
  Rental....................................................    6,375    10.1     8,511    12.2    11,260    11.7
  Repair....................................................    2,072     3.3     2,474     3.6     6,344     6.5
  Other.....................................................      700     1.1       793     1.1     2,868     3.0
                                                              -------   -----   -------   -----   -------   -----
        Total revenues......................................   63,278   100.0    69,642   100.0    96,524   100.0
Cost of revenues............................................   42,984    67.9    46,275    66.4    64,739    67.1
                                                              -------   -----   -------   -----   -------   -----
Gross profit................................................   20,294    32.1    23,367    33.6    31,785    32.9
Operating expenses..........................................   16,697    26.4    19,758    28.4    26,685    27.6
                                                              -------   -----   -------   -----   -------   -----
Operating income............................................    3,597     5.7     3,609     5.2     5,100     5.3
Interest expense............................................      544     0.8       595     0.9     1,191     1.2
Other, net..................................................       33     0.1       (73)   (0.1)     (137)   (0.1)
                                                              -------   -----   -------   -----   -------   -----
Income before income taxes..................................    3,020     4.8     3,087     4.4     4,046     4.2
Income taxes................................................    1,173     1.9     1,185     1.7     1,536     1.6
                                                              -------   -----   -------   -----   -------   -----
Net income..................................................    1,847     2.9     1,902     2.7     2,510     2.6
                                                              =======   =====   =======   =====   =======   =====



  YEAR ENDED APRIL 30, 1998 COMPARED TO YEAR ENDED APRIL 30, 1997



     Revenues. Revenues increased $26.9 million, or 38.6%, to $96.5 million for the year ended April 30, 1998 compared to $69.6 million for the year ended April 30, 1997. Of the overall revenue increase, approximately $16.3 million was related to revenues included from ten businesses acquired during fiscal 1998, including Condor revenues of approximately $4.8 million. The remaining $10.6 million increase related to internal revenue growth from the Company's sales offices existing as of April 30, 1997 and catalog operations. Overall, revenues were not impacted by any significant price changes. Increases by revenue components were as follows: equipment revenues increased $18.2 million, or 31.4%; rental revenues increased $2.7 million, or 32.3%; repair revenues increased $3.9 million; and other revenues increased $2.1 million. Excluding approximately $800,000 of rental revenue generated from the 1996 Summer Olympic Games, rental revenues increased $3.5 million, or 46.0%, during the year ended April 30, 1998. This increase was primarily related to the Company's acquisition of a majority of the assets of Motorola's Radio Products Group rentals business in June 1997 as well as rental revenues attributable to other acquired businesses. Of the $3.9 million increase in repair revenues, approximately $2.2 million is attributable to acquired businesses with the remaining $1.7 million increase attributable to existing repair services. Additionally, the increase in other revenues is attributable to increased activation income earned from the sale of Nextel equipment.



     Gross profit. Gross profit increased $8.4 million, or 36.0%, to $31.8 million for the year ended April 30, 1998 compared to $23.4 million for the year ended April 30, 1997. Of the overall gross profit increase, $4.1 million was attributable to businesses acquired during fiscal 1998. Gross profit margin decreased from 33.6% for the year ended April 30, 1997 to 32.9% for the year ended April 30, 1998, primarily as a result of a decrease in gross profit margins related to revenues derived from equipment sales, primarily due to the elimination during 1997 of a special rebate program from a manufacturer as well as lower gross margins from Condor from the date of acquisition. The decrease in gross profit margin was partially offset by a higher percentage of revenues being derived from repair and other revenues and increases in other income.



     Operating expenses. Operating expenses increased by $6.9 million, or 35.1%, to $26.7 million for the year ended April 30, 1998 compared to $19.8 million for the year ended April 30, 1997. As a percentage of revenues, operating expenses were 27.6% and 28.4% for the year ended April 30, 1998 and 1997, respectively. Of the increase in operating expenses, approximately $3.4 million was attributable to businesses acquired during fiscal 1998. Other increases related to administrative costs to facilitate the Company's growth, as well as printing and postage costs associated with an increase in the number of catalogs mailed during the year ended April 30, 1998 compared to the same period in 1997.



     Interest expense. For the year ended April 30, 1998, interest expense increased $596,000 to $1,191,000, from $595,000 for the year ended April 30, 1997. The increase was primarily attributable to increased borrowings to finance the Company's acquisition activity during the year. The increase was offset in part by lower interest rates as a result of the Company amending its revolving credit facility at November 1, 1996.



     Other, net. For the year ended April 30, 1998, other, net remained relatively constant compared to the year ended April 30, 1997.



     Income tax expense. The effective income tax rate for the year ended April 30, 1998 was 38.0%, compared to 38.4% for the year ended April 30, 1997. The Company's effective income tax rate differs from the statutory rate primarily as a result of provisions made for state income taxes.


  YEAR ENDED APRIL 30, 1997 COMPARED TO YEAR ENDED APRIL 30, 1996

     Revenues. Revenues increased $6.3 million, or 10.0%, to $69.6 million for the year ended April 30, 1997 compared to $63.3 million for the year ended April 30, 1996. Of the overall revenue increase, approximately $2.6 million was related to revenues included from three businesses acquired subsequent to April 30, 1996. The remaining $3.7 million increase related to internal revenue growth from the Company's existing sales offices and catalog operations. Overall, revenues were not impacted by any significant price changes. Increases by revenue components were as follows: equipment revenues increased $3.7 million, or 6.9%; rental revenues increased $2.1 million, or 33.5%; repair revenues increased $402,000, or 19.4%; and other revenues increased $93,000, or 13.3%. During September 1995, the Company discontinued selling to a customer that accounted for approximately $2.1 million of its equipment revenues for the year ended April 30, 1996. That customer was a chain of discount warehouse clubs that ceased selling two-way radios and instead allowed a third party to sell two-way radios in kiosks located in those warehouse clubs. Excluding this revenue, overall revenues and equipment revenues for the year ended April 30, 1997 would have increased 13.9% and 11.3%, respectively. Additionally, excluding approximately $0.8 million of rental revenues generated from the 1996 Summer Olympic Games, rental revenues increased $1.3 million, or 21.0%, during the year ended April 30, 1997 compared to the year ended April 30, 1996.

     Gross profit. Gross profit increased by $3.1 million, or 15.1%, to $23.4 million for the year ended April 30, 1997 compared to $20.3 million for the year ended April 30, 1996. Of the overall gross profit increase, $1.1 million was attributable to the three businesses acquired subsequent to April 30, 1996. Gross profit margin increased from 32.1% for the year ended April 30, 1996 to 33.6% for the year ended April 30, 1997, primarily as a result of the loss of sales to a significant customer, which sales resulted in below-average gross profit margins. Additionally, overall gross profit margins increased primarily as a result of a higher percentage of revenues being derived from rental and repair revenues, which have historically provided the Company significantly higher gross profit margins.

     Operating expenses. Operating expenses increased by $3.1 million, or 18.3%, to $19.8 million for the year ended April 30, 1997 compared to $16.7 million for the year ended April 30, 1996. As a percentage of revenues, operating expenses were 28.4% and 26.4% for the years ended April 30, 1997 and 1996, respectively. Of the increase in operating expenses, approximately $0.9 million was attributable to acquired businesses. Additionally, operating expenses increased as a result of increased administrative costs for a full year associated with the Merger in December 1995 and an increase in freight costs resulting from a change in the Company's freight program, which increase was not passed on to its customers.

     Interest expense. For the year ended April 30, 1997, interest expense increased $51,000 to $595,000 from $544,000 for the year ended April 30, 1996. The net increase was primarily attributable to increased borrowings to finance the Company's acquisitions during the year, which increase was partially offset by lower interest rates as a result of the Company amending its revolving credit facility on November 1, 1996.

     Other, net. Other income for the year ended April 30, 1997 was $73,000 compared to other expense of $33,000 for the year ended April 30, 1996. For the year ended April 30, 1997, other income was primarily related to interest income from notes receivable from an officer of the Company. For the year ended April 30, 1996, other expense is primary attributable to legal and professional fees that were incurred in connection with the Merger.


     Income tax expense. The effective income tax rate for the year ended April 30, 1997 was 38.4%, compared to 38.8% for the year ended April 30, 1996. The Company's effective income tax rate differs from the statutory rate primarily as a result of provisions made for state income taxes.



  QUARTERLY RESULTS OF OPERATIONS


     The following table presents selected unaudited quarterly results of operations for the periods indicated. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments that management considers necessary for fair presentation of the information for the periods presented. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.



                                                                     QUARTERS ENDED
                                                   ---------------------------------------------------
                                                   JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                                     1996         1996           1997          1997
                                                                 (DOLLARS IN THOUSANDS)
Revenues.........................................  $15,679       $19,063        $16,612       $18,288
Gross profit.....................................    5,080         6,513          5,467         6,307
Operating income.................................      855         1,689            431           634
Net income.......................................      461           963            177           301


                                                                     QUARTERS ENDED
                                                   ---------------------------------------------------
                                                   JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                                     1997         1997           1998          1998
                                                                 (DOLLARS IN THOUSANDS)
Revenues.........................................  $20,557       $24,816        $21,691       $29,460
Gross profit.....................................    7,108         8,414          7,133         9,130
Operating income.................................    1,106         2,009            710         1,275
Net income.......................................      583         1,115            260           552


     The Company's business is subject to seasonal influences and accordingly, its revenues and operating results are typically lower during the fiscal quarter ending January 31 due to lower levels of business activity during the winter months. The Company's revenues and operating results may be subject to further fluctuation in future periods. Significant quarterly fluctuations in the Company's revenue and operating results may be caused by, among other factors, the timing of significant rental activity, seasonality in the ordering patterns of users of the Company's products, the timing of new enhancements or product offerings made available by suppliers, economic conditions in the geographical areas in which the Company operates and acquisitions and related assimilation costs. See "Risk Factors -- Fluctuations in Quarterly Operating Results."


CONDOR





     On March 31, 1998, the Company acquired substantially all of the assets of Condor, a leading exporter of two-way communication equipment and communication systems to dealers primarily in Latin America and Eastern Europe. The acquisition was accounted for using the purchase method of accounting. Condor is based in Miami, Florida and has distribution offices in Caracas, Venezuela and Prague, Czech Republic.



     Condor reported revenues of $50.7 million during the twelve months ended December 31, 1997, an increase of 11.4% from revenues of $45.5 million in 1996. This increase was due to increased shipments of two-way equipment to dealers. Condor's gross profit decreased to $5.7 million in 1997 from $7.1 million in 1996. Condor's gross margin decreased to 11.3% in 1997 from 15.7% in 1996. Condor's decreased gross profit and gross margin in 1997 was primarily due to a reduction in selling prices to attract new customers in Latin America and a reduction of sales in Eastern Europe. Condor's selling, general and administrative expenses increased to $4.7 million in 1997 from $4.4 million in 1996, primarily due to increased bad debt expense for

1997 compared to 1996. As a percentage of revenue, Condor's selling, general and administrative expenses decreased to 9.2% in 1997 from 9.7% in 1996. Condor's operating income decreased to $1.0 million, or 2.0% of revenue in 1997 from $2.7 million or 6.0% of revenue in 1996.



     The Company's historical financial information included in this Prospectus does not include the operations of Condor in any periods presented. As a result of the Condor Acquisition, the Company expects that its consolidated gross profit margin will decline in future periods due to the inclusion of Condor's export operations, which have had significantly lower gross profit margins than the Company's domestic operations. Although Condor's operating expenses as a percentage of revenues historically have been lower than that of BearCom, Condor historically has experienced operating income margins similar to or less than BearCom due to the significant difference in gross profit margins. Condor's business is subject to seasonal influences and, accordingly, its quarterly revenues and operating results may be materially affected by the timing of large system sales, seasonal buying patterns of dealers, the timing of new enhancements or product offerings made available by suppliers and economic conditions in the geographical areas in which it operates. See "Risk
Factors -- Limited Experience with International Operations; Risks of Conducting International Operations."


LIQUIDITY AND CAPITAL RESOURCES


     During fiscal 1996 and 1998, the Company generated cash flow from operating activities of $3.1 million and $1.7 million, respectively. During fiscal 1997, the Company used $152,000 of cash in its operating activities. Historically, cash flows provided by operating activities have been used to fund the Company's working capital requirements, primarily its growth in accounts receivable and inventories. For fiscal 1996, 1997 and 1998, accounts receivable increased $1.2 million, $1.7 million and $5.7 million, respectively. Additionally, during fiscal 1997 and 1998, inventories increased $1.5 million and $2.0 million, respectively. The increase in accounts receivable and inventories was primarily a result of the Company's growth through acquisitions.



     Capital expenditures for property and equipment totaled approximately $1.4 million, $2.1 million and $1.9 million for the years ended April 30, 1996, 1997 and 1998, respectively. Significant capital expenditures in each period were made primarily to purchase equipment to update the Company's rental radio fleet. Since August 1996, the Company has acquired the operations of 14 independent dealers of wireless communication products, and a majority of the assets of Motorola's Radio Products Group rentals business and Condor for aggregate consideration of $18.7 million in cash, notes payable in the amount of $300,000 and amounts to be paid pursuant to certain earn-out arrangements. As part of the Condor Acquisition, the Company entered into an earn-out arrangement pursuant to which the Company is obligated to pay Condor Communications, for each of the twelve-month periods ending March 31, 1999 and 2000, an amount equal to fifty percent of the first $3.0 million of EBITDA attributable to Condor Business Unit Operations (as defined in the agreement governing the Condor Acquisition), provided that EBITDA for such twelve-month period shall be $2.0 million or greater, and twenty-five percent of EBITDA in excess of $3.0 million, without limitation. The Company cannot estimate the amount that might be paid pursuant to this earn-out arrangement. Payments pursuant to this arrangement are payable within 45 days following the end of each such twelve-month period.



     In addition to cash flows from operations, the Company's principal source of liquidity is borrowings under the Senior Bank Facility. The Senior Bank Facility is comprised of (i) a $25.0 million revolving line of credit maturing November 5, 1999 that may be used for working capital, general corporate purposes and strategic acquisitions and (ii) a $5.0 million term loan requiring monthly payments of $104,167 plus accrued interest through November 5, 2001. At the Company's option (subject to certain terms and conditions), borrowings under the Senior Bank Facility bear interest at either an adjusted LIBOR rate plus a margin (1.25% in the case of the revolving line of credit and 1.35% in the case of the term loan) or at the lender's prime commercial rate. Borrowings under the Senior Bank Facility are secured by substantially all of the assets of the Company. Additionally, the Company is entitled to prepay amounts from time to time, in whole or part, without notice or penalty.



     The maximum amount of borrowings under the revolving line of credit is the lesser of $25 million or a multiple of "free cash flow" of the Company, as defined under the Senior Bank Facility. As of May 31, 1998, the Company had approximately $23.0 million of borrowings outstanding under the revolving line of credit and approximately $2.0 million available for further advances thereunder. The Senior Bank Facility requires, among other things, that the Company maintain working capital of $12.0 million and not less than $1,000 of quarterly net income.



     As of April 30, 1998, the Company had working capital of approximately $19.9 million and a current ratio of 2.4:1, compared to working capital of approximately $13.2 million and a current ratio of 3.3:1 as of April 30, 1997. The Company's trade accounts receivable balances at April 30, 1997 and 1998 were $8.8 million and

$18.2 million, respectively. The increase in accounts receivable is primarily related to the Company's increase in revenues resulting from acquisitions and internal growth. The average days sales outstanding for accounts receivable was approximately 42 days at April 30, 1997 and approximately 47 days at April 30, 1998. The increase in average days sales outstanding was primarily attributable to a significant increase in repair revenue during the last half of fiscal 1998 compared to the same period in fiscal 1997. Revenues associated with repair work historically have had a longer collection cycle than equipment or rental revenues.



     The Company is offered discounts from several of its principal suppliers for certain inventory purchases, with discounts ranging from 2% to 4% if the Company pays within fifteen days. The Company historically has taken advantage of these discounts. For the years ended April 30, 1996, 1997 and 1998, discounts totaling $0.9 million, $1.7 million and $1.4 million, respectively, were taken by the Company. Additionally, the Company's principal supplier offers a cooperative advertising program pursuant to which the Company is permitted to claim reimbursements for certain expenses of up to 3% of certain inventory purchased. Reimbursements are contingent upon the Company supporting specific advertising expenses incurred in accordance with policies and procedures established by the supplier. For the years ended April 30, 1996, 1997 and 1998, the Company offset operating expenses by $447,000, $608,000 and $684,000, respectively, relating to this reimbursement program. Although there can be no assurance that such programs will be continued, they have been common in the Company's industry for many years and have routinely been offered by several of its principal suppliers. If, however, these programs were changed or terminated, the Company's liquidity requirements could increase materially and results of operations could be adversely affected.


     The Company believes its cash flow from operations, the net proceeds of the offering made hereby and utilization of available amounts under the Senior Bank Facility will be adequate to provide for its working capital needs, future expansion, including opening new sales offices or acquiring additional wireless communication businesses, and planned capital expenditures in the next fiscal year.

YEAR 2000 COMPLIANT INFORMATION SYSTEMS


     The Company uses software and related technologies throughout its business that will be affected by the Year 2000 problem, which is common to most businesses, and concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company is in the process of modifying the software in its management information system so that all of such software will be Year 2000 compliant. The Company believes that it will be able to modify all such software in time to minimize any detrimental effects on operations and expects to complete all such modifications by June 1999. There can be no assurance that the Company will timely complete such modifications. While it is not possible, at this time, to give an accurate estimate of the cost of this work, the Company expects that such costs will not be material to the Company's results of operations. If the Company's significant suppliers fail to be Year 2000 compliant, the Company could experience a significant disruption in the availability of products. Failure of the Company, its vendors or its customers to have in place Year 2000 compliant systems could have a material adverse effect on the Company.


AUTHORITATIVE PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information," which are required to be adopted in fiscal 1999. Statement 130 will require the Company to report comprehensive income and its components with the same prominence as other financial statements. Statement 131 is not expected to significantly change the Company's current disclosures.

                                    BUSINESS

GENERAL


     The Company believes that it is the largest independent distributor of two-way radios in the world with leading positions in the field sales, catalog sales, export sales and rental segments of the market. The Company sells, services and rents a broad line of two-way radios manufactured by industry leaders including Motorola, Maxon, Icom and Tekk, which are used to communicate within a limited geographic area without incurring airtime or subscriber charges. In the United States, the Company's diverse customer base consists primarily of businesses and organizations across a wide variety of industries, whereas internationally the Company's customers generally are dealers which, in turn, sell to similar end users. In addition to its two-way radio product line, the Company sells complementary wireless communication and related products and services, including Orbacom console systems, Motorola messaging systems, Nextel handsets and services and PageMart pagers and services.



     Through BearCom, the Company markets its products and services through 32 field offices in the United States and two in Australia and through its catalog operations throughout the United States. In addition, through Condor, the Company exports its products and services through its distribution offices in Miami, Florida, Caracas, Venezuela and Prague, Czech Republic. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. Through its field offices, BearCom provides technical assistance for customers requiring on-site evaluation of their communications needs. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides an efficient and convenient method of purchasing products. During fiscal 1998, BearCom mailed more than 5.7 million catalogs and marketing pieces and processed in excess of 182,000 customer orders. Most orders are processed and shipped on the same day they are received. The Company uses sophisticated information systems and proprietary software to monitor and refine its customer database, catalog mailings and inventory levels. In addition, the Company has a fleet of over 15,000 two-way radios for rent, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events. The Company believes that it is the largest renter of two-way radios in the United States.



     From fiscal 1993 through fiscal 1997, the Company's revenues grew, primarily as a result of internal growth and the opening of nine new sales offices, from $37.9 million to $69.6 million, representing a compound annual growth rate of approximately 16%. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 14 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. As a result, revenues for fiscal 1998 were $96.5 million, a 39% increase from revenues generated during the equivalent period of the prior fiscal year. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions, the Company's revenues were $149.1 million for fiscal 1998. Through its acquisitions, the Company has expanded its operations into markets in which it previously had no presence, increased its presence in certain other markets and significantly increased the Company's customer base. The Company intends to make additional acquisitions to establish a presence in new geographic areas and to enhance its presence in existing markets. In pursuing such acquisitions, the Company typically seeks to gain access to the acquired dealer's skills, experience and customer relationships, while consolidating its fulfillment operations into existing facilities.


     The Company's objective is to expand its position as the largest independent distributor of two-way radios and related products in the world and be the leading independent distributor in each market in which it serves. The Company's strategy is to further develop its network of field offices by opening and acquiring local operations, expand and enhance its catalog and export operations, leverage its complementary distribution channels by expanding its product and service offerings, and support such operations with rapid order fulfillment and superior customer service and technical support. The Company seeks to capitalize on its experience and reputation derived from more than 15 years of selling and marketing two-way radio products in executing its strategy and addressing its market opportunity.

INDUSTRY OVERVIEW

     The Company's principal focus is selling, servicing and renting site-based wireless communication products. While the Company is not aware of any definitive industry data, the Company believes that the market for the sale, rental and service of two-way radios and related products is in excess of $5 billion per year in the United States and an additional $5 billion per year outside the United States. Site-based wireless communication products allow teams of workers to have immediate voice communication over distances generally ranging from a few hundred feet to up to three to five miles. The Company believes that such communication can substantially enhance business productivity. Unlike most other forms of wireless communication products, site-based two-way radios require no air-time or subscriber charges and are utilized almost exclusively in business applications. Individual radios generally range in price from $200 to $1,000 based upon the size and features of the unit. Depending on the application, users typically require from as a few as two radios to as many as several hundred. Applications for site-based two way radios span many industries. Common examples include:

     The plant manager of a manufacturing facility coordinates the activities of 15 maintenance and repair employees across several buildings in a 150,000 square foot industrial complex.

     The three-person staff of a law firm's MIS department communicates with one another across multiple floors of an office building to respond rapidly to service requests.

     The coordinators of a major sporting event require five independent systems (security, parking, parade, concession and press personnel) each requiring more than 100 radios communicating across a three-mile radius. The coordinators rent the equipment for the two-day event.

     The golf course superintendent of a top-of-the-line golf course and country club coordinates the activities of each of his greenskeepers. In addition, the pro shop coordinates its course marshals, each of whom carry a two-way radio.

     An airline's station chief manages ground operations personnel as well as customer service representatives throughout its terminal with two-way radios.

     The manager of a petrochemical complex manages engineering, maintenance and security personnel throughout the 100-acre facility.

     Growth in this segment of the wireless communications market has been driven by several factors. The Company believes that the rapid emergence of wireless communications technologies, including cellular and paging, has increased the market acceptance and awareness of the benefits of two-way radios. This, in turn, has resulted in the development of many new applications for these products. In addition, as manufacturers of two-way radios have introduced lower-priced two-way radio units with additional features and have significantly expanded the marketing and distribution of these products, they have expanded their appeal to a larger base of potential users who desire to communicate within a limited geographic area without incurring airtime or subscriber charges. Finally, as the result of abuse in their day-to-day usage, two-way radios have a significant replacement demand. As the number of site-based radios has increased, replacement demand has increased accordingly.

     The manufacturing of two-way radios is dominated by a small number of companies including Motorola, Kenwood, Icom, Yaesu, Maxon, EF Johnson and Standard each of which has developed a network of authorized dealers to augment their internal direct sales forces. Over the past ten years, manufacturers have strategically reduced the size of their direct sales forces, increasingly relying on independent authorized dealers. The Company believes that an increasing percentage of two-way radio products will continue to be sold through independent dealers as manufacturers continue to outsource distribution and other non-core functions. The Company believes that its worldwide distribution capability enhances its relationships with suppliers which seek to support fewer, but larger, dealer organizations and allows it to more effectively compete for certain customers that have multiple locations around the country.

     The Company believes that Motorola has manufactured a majority of the two-way radios currently in use in the world. For many years Motorola sold virtually all its two-way products through a direct sales force and a small number of full-line dealers. In calendar 1987, Motorola introduced its Radius line of products to expand its share of the growing market for lower priced two-way radio products. To market, sell and service these products, Motorola developed an indirect distribution channel made up of hundreds of local dealers across the United States, as well as export dealers that serve the rest of the world. As the quality and size of the indirect distribution channel expanded, Motorola substantially reduced the size of its direct sales force. Motorola continues to have a sizable direct sales force which generally focuses on large scale projects requiring a high level of engineering and significant investment in equipment and infrastructure. Management estimates that approximately half of Motorola's sales of site-based radios and equipment are made through its direct sales force with the remainder being sold through dealers. The Company is the largest independent distributor of Motorola two-way radios and believes that Motorola's utilization of dealers will increase. In addition, the Company believes that the growth in the number of Motorola's full-line dealers has slowed significantly in recent years as Motorola has begun to limit the availability of new dealer agreements in markets with an established group of dealers.

     While manufacturing is highly concentrated, the distribution of two-way radio products is highly fragmented. Dealers sell two-way radios to business users principally through field offices and to a lesser extent through catalog marketing. In any given metropolitan area there are generally several authorized dealers serving local customers. A typical dealer has one or a few locations covering a local or regional area and has revenues of under $5 million. In addition, a small number of mail order companies market two-way radio products. Like local dealers, these companies tend to be relatively small, with revenues of less than $5 million. The Company's strategy is to capitalize on the combination of its leadership position in both the field office and catalog marketing channels and the highly fragmented nature of the two-way radio distribution business by acquiring local dealerships and otherwise increasing its market share in the two-way radio market. To the Company's knowledge, no other distributor of two-way radios has a significant presence in each of the Company's distribution channels.

     Other segments of the wireless communications industry include specialized mobile radio, enhanced specialized mobile radio, satellite-based wireless communications, paging, cellular telephone, PCS and wireless data products. The Company believes that these segments of the wireless communication industry will experience significant growth in the future. While the principal focus of the Company historically has been on the sale and rental of two-way radios, the Company's strategy is to increase its market share in these segments as and if its channels of distribution allow it to efficiently distribute these products to customers. In addition, the Company intends to capitalize on its position as a leading distributor of products manufactured by Nextel Communications, Inc. ("Nextel"). See "-- Products and Services."

BUSINESS STRENGTHS

     The Company believes that the following factors have been of principal importance in the success that it has achieved to date:

  MARKET LEADERSHIP IN MULTIPLE DISTRIBUTION CHANNELS

          Wireless International is the largest independent distributor of two-way radios in the world, with leading positions in each of the field office, catalog marketing and export channels. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. The Company believes that the combined strength of these channels provides it with broader access to its market than most of its competitors.


          Field Offices. The Company believes that field offices are essential to developing and maintaining customer relationships in local markets. The Company currently operates 32 field offices in the United States and two in Australia. These field offices employ approximately 170 sales and rental representatives who establish local customer relationships by providing on-site evaluation and technical assistance in selecting appropriate equipment for specific applications. Field sales representatives target local opportu-nities to both sell or rent the Company's products. The Company provides most administrative, order fulfillment and repair functions on a centralized basis to enhance the productivity of its field sales representatives by providing them with more time to focus on revenue generating activities.


          Catalog Operations. The Company markets directly to its existing and prospective domestic customers through frequent targeted mailings of product catalogs, brochures and other direct marketing pieces. In its 1998 fiscal year, the Company mailed over 5.7 million direct marketing pieces. BearCom uses proprietary information systems to analyze the results of each mailing and to refine and segment its customer database and mailing lists. In addition, the Company has developed internal catalog production and mailing capabilities that facilitate flexible production runs and rapid cycle times. These capabilities enable the Company to target future mailings in a manner designed to enhance profitability and customer response.


          Export Operations. The Company markets internationally through Condor from its Miami, Florida office, as well as offices in Caracas, Venezuela and Prague, Czech Republic. Condor's customer base consists of dealers in over 75 countries, concentrated in Latin America, Eastern Europe, Africa and the Middle East. Since its founding in 1980, Condor has become the largest exporter of two-way radios from the United States.

  RENTAL MARKET EXPERTISE

          In the United States, the Company also rents two-way radios for use at sporting events, fairs, parades, conventions and other events, as well as in disaster recovery projects, motion picture productions and other projects. With a fleet of over 15,000 two-way radios for rent, BearCom believes it is the largest renter of two-way radios in the United States. In June 1997, the Company acquired a majority of the assets of Motorola's Radio Products Group rentals business, including certain inventory, its customer list and its toll-free telephone number. The Company generally achieves higher profit margins from rental units than from sales of comparable two-way radios. In addition, the Company believes that the rental market stimulates follow-on purchases of equipment as rental customers discover the value to their business of the various uses of these products. See "-- Customers."

  BREADTH OF PRODUCTS AND CUSTOMER SERVICES


          The Company attempts to satisfy its customers' two-way radio needs by offering products with a wide range of features from multiple manufacturers and a full range of technical support and repair capabilities. In its 1998 fiscal year, the Company sold over 100 different models of two-way radios that were manufactured by more than ten different companies. These products span a wide array of functionality and price points. Unlike many of its smaller competitors, the Company maintains a substantial inventory of products to allow prompt order fulfillment in most cases. Prior to shipment to end users, the Company typically programs and adjusts frequencies in order to provide compatibility among the components of the customer's two-way system. The Company's service technicians test units prior to shipment and thus are able to discover and reduce product malfunctions before shipment. Nevertheless, most orders are processed and shipped on the same day they are received. The Company's service technicians also provide repair services for virtually all of the products the Company sells and in most cases perform repairs in less than 48 hours of receipt of the equipment. The Company's rapid order fulfillment and repair service capability differentiates it from many of its competitors. See "-- Products and Services."


  ECONOMIES OF SCALE, OPERATIONAL EFFICIENCIES

          As the largest independent distributor of two-way radio products, the Company believes that it enjoys numerous advantages over its smaller competitors. The Company performs most of its administrative and distribution activities for its domestic activities at its headquarters facility in Dallas and, for its export activities, in Miami. These activities include purchasing, credit and collections, catalog production, order entry and fulfillment, and management information systems development and operations. The

     Company spreads these costs over a greater volume of business than its smaller local and regional competitors and believes that in many cases it provides its customers with more consistent and higher levels of service. Finally, the Company believes that its global distribution capability enhances its relationships with suppliers which seek to support fewer, but larger, dealer organizations and allows it to more effectively compete for certain customers that have multiple locations.

GROWTH STRATEGY

     The Company's objective is to increase its market share in both the field sales, catalog marketing and exporting of two-way radios and related products and be the leading independent distributor in each market it serves. The Company's strategy is to further develop its global network of field offices by opening and acquiring field offices in new markets, expand and enhance its catalog operations, leverage these complementary distribution channels by broadening its product and service offerings, and support its operations by providing consistent administrative, distribution, customer service and technical support functions on a centralized basis. The key elements of its strategy are as follows:

  ACQUIRE AND OPEN OFFICES IN NEW MARKETS


          The Company seeks to continue to develop a global network of field offices to provide the local service that is essential to developing and maintaining customer relationships. Currently, the Company has 32 field offices in the United States, 27 of which are located in the 50 largest metropolitan statistical areas in the United States. The Company intends to pursue opportunities to add field offices in top 100 metropolitan statistical areas in the United States. In addition, the Company currently has two field offices in Australia and distribution offices in Miami, Florida, Caracas, Venezuela and Prague, Czech Republic, and may selectively pursue expansion into other international markets. The Company plans to enter new markets primarily by acquiring existing operations of local and regional dealers, but also by opening new field offices. From fiscal 1993 to fiscal 1997, the Company grew primarily as a result of internal growth and the opening of nine new sales offices. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 14 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. The Company believes that industry fundamentals and outsourcing trends by manufacturers will lead to a consolidation of independent dealers, and that its position as the largest independent dealer will allow it to continue to acquire local authorized dealers and expand its national presence. In pursuing acquisitions, the Company typically seeks to gain immediate access to the acquired dealer's customer base, while consolidating its order fulfillment operations into existing facilities.


  EXPAND AND ENHANCE CATALOG OPERATIONS


          Management believes that its catalog operations represent an efficient and complementary distribution channel to its growing network of field offices. During fiscal 1998, BearCom mailed over 5.7 million catalogs and marketing pieces and processed over 300,000 inbound calls. BearCom uses proprietary software to analyze the results of each mailing and enhance customer response. In addition, BearCom has developed internal catalog production and mailing capabilities that facilitate flexible production runs and rapid cycle times. BearCom has made significant investments to establish its leading position in the catalog marketing of two-way radios and believes that its existing catalog operations can support higher sales volumes without incurring significantly higher fixed costs.


  EXPAND PRODUCT AND SERVICE OFFERINGS

          The Company strives to expand its product offering to include complementary products and services that meet the needs of its customers. In addition to its broad offering of two-way radios, the Company currently sells closed circuit television systems ("CCTV"), aviation transceivers, Orbacom console systems, and products and services based on other wireless technologies, such as Nextel handsets and services, PageMart pagers and services, and Motorola messaging systems. The Company began selling Nextel equipment and service in fiscal 1998 and believes it has become a leading independent activator of this service. In January 1998, the Company entered into a three year agreement with Iridium U.S., L.P. ("Iridium") to nationally market its satellite-based communications products and services in selected sales channels beginning in fiscal 1999. The Company intends to continue to broaden its product offering and may also explore acquiring companies with complementary product lines that the Company believes could be efficiently distributed to its customers.

  EXPAND RENTAL AND REPAIR ACTIVITIES


          The Company believes that its ability to offer responsive two-way radio rental and repair services enhances its customer relationships. The Company currently maintains a rental fleet of over 15,000 two-way radios and staffs each office with employees dedicated to local rental opportunities. In addition, the Company repairs two-way radios from all of its significant suppliers. Most repair services are performed in the Company's Dallas and Houston facilities and are typically completed within 48 hours of receipt. Revenues from rental and repair activities have increased as a percentage of total revenues from approximately 13.0% in fiscal 1995 to approximately 18.2% in fiscal 1998. The Company generally achieves higher profit margins from these activities than from the sale of its products. To date, most rentals have been to customers in the United States. The Company intends to expand its rental and repair activities in international markets.


  INCREASE PENETRATION IN EXISTING MARKETS

          The Company believes that there are significant opportunities to further penetrate existing markets. By centralizing administrative, fulfillment and other support functions and by encouraging customers to order replacement parts and other routine items directly through the Company's toll-free number, management seeks to enhance the productivity of its field sales force by providing them with time to focus on more significant revenue-generating activities. In addition, the Company uses its catalog database to identify quality sales leads that could benefit from higher-end or more sophisticated systems. Finally, as certain of its existing markets mature, the Company intends to add sales representatives and/or acquire other dealers in existing markets to gain new customers and better service existing accounts.

PRODUCTS AND SERVICES


     The Company believes that its ability to offer a broad line of products and services is instrumental to its success. The Company seeks to offer products with a wide range of features and price points from multiple manufacturers, along with a full range of technical support and repair services. In its 1998 fiscal year, the Company sold over 100 different models of two-way radios that were manufactured by more than ten different companies. The Company also sells other wireless communication products, including two-way radio accessories, pagers and accessories, cellular phone accessories and aviation transceivers, as well as related products like CCTV and Orbacom console systems. In fiscal 1998, equipment sales accounted for 79% of the Company's revenues.



     On September 1, 1997, the Company began marketing wireless equipment and services of Nextel on a national basis, and believes that it has become one of the largest independent activators of such services. Under its marketing agreement, the Company sells Nextel handsets at the Company's cost and receives an activation fee for each handset sold, as well as a percentage of the monthly service charge per handset for a defined period. The terms and fees of the agreement can be altered without the consent of the Company.


     On January 26, 1998, the Company entered into an agreement with Iridium to become a dealer of Iridium handsets and service within the land mobile radio market in the United States. Iridium has publicly announced September 1998 as its anticipated date for commencing service. However, there can be no assurance as to the eventual timing and impact of this agreement on the Company's operating results.

     Set forth below is a description of and certain information related to the more significant products and services distributed by the Company.

                  SELECTED
   PRODUCT      MANUFACTURERS                            DESCRIPTION
PORTABLE RADIO  Motorola         Small, light-weight, battery-operated radio that allows
                Maxon            users to communicate between selected groups and individuals
                Icom             over ranges of up to five miles; coverage can be expanded to
                Tekk             much broader areas when used with additional transmitting
                                 equipment.
MOBILE RADIO    Motorola         Vehicle-mounted radio under dash or in vehicle's trunk;
                Maxon            utilized primarily by users who spend time primarily in
                Icom             vehicles or who have greater power requirements; frequently used by transportation fleets, police and fire authorities and waste-disposal companies.
BASE STATION    Motorola         Radio installed in a fixed location within an office;
                Maxon            external antenna provides greater transmission coverage,
                Icom             designed to communicate to portable and mobile radios;
                                 handsfree headsets, microphones and noise reduction
                                 equipment are interfaced with base stations to accommodate office environments.
CONSOLES        Orbacom          Console enclosed in customized furniture to create a fully
                Motorola         integrated communications center; electronics permit users
                Zetron           to communicate with telephones, radios, CCTV and cellular
                                 equipment, both separately and simultaneously; installed
                                 into operation centers that have substantial quantities of radio, telephone and other forms of communication equipment to allow increased efficiencies in multi-task operations.
SPECIALIZED     Nextel           Handheld radio that fully integrates wide-area two-way radio
MOBILE RADIO                     communications, cellular phone and paging; monthly charges for cellular and radio uses are additional.


     BearCom rents two-way radios and other wireless communication products, primarily through its field offices. In fiscal 1998, rentals accounted for approximately 11.7% of the Company's revenues. The Company maintains a fleet of over 15,000 rental units, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events where wireless communication equipment is needed for a period of time that would not justify the cost of purchasing such products. The rental market for wireless communication products is seasonal, with rental demand being greatest during the summer months, or at other peak times of the year in warm weather climates. The Company believes that the rental market stimulates sales of these products as rental customers discover the value to their businesses of the various uses of these products.



     The Company repairs two-way radios of leading manufacturers. In fiscal 1998, repair revenue accounted for approximately 6.5% of the Company's revenues. In October 1997, the Company acquired a dealer in Houston, Texas which is an authorized service provider of Motorola two-way radios, including warranty and non-warranty repair services. In the case of units under a manufacturer's warranty, the Company collects predetermined repair fees directly from the manufacturer. For non-warranty repairs, the Company bills the customer for repair charges. Such repair charges are billed on a time and materials basis or, in certain instances, on a flat rate schedule agreed to in advance. The Company typically completes and ships repaired units within 48 hours of their receipt. The Company's primary service and repair operations are located at its facilities in Dallas and Houston, with limited repairs being performed at 15 of the Company's field offices. The Company's technicians repair products sold both by the Company and by others. The Company believes that its ability to repair products is important to its customers.


PURCHASING

     The Company purchases its products directly from manufacturers of wireless communication products. Brand names sold by the Company include, among others, Motorola, Maxon, Icom, Tekk and Orbacom.

Equipment revenues generated by the sale of products purchased from the Company's two largest vendors, Motorola and Maxon, constituted approximately 73% and 12%, respectively, of the Company's revenues during fiscal 1997, and 66% and 7%, respectively, of the Company's equipment revenues during fiscal 1998. As is customary in the industry, the Company does not have long-term contracts with any of its vendors, including Motorola and Maxon. Although the Company and its suppliers enter into written vendor agreements to effect purchases, such agreements generally can be canceled by either party at will. The Company's licenses pursuant to these agreements, including those from Motorola, are not exclusive. The Company is licensed to sell Motorola products in each market where it maintains a sales office. Termination of the Company's relationship with Motorola or any other significant manufacturers would have a material adverse effect on the Company. The Company is not required to be licensed to rent Motorola products in any market. See "Risk Factors -- Dependence on Vendors."


CUSTOMERS


     BearCom's customers range from small businesses to large organizations and governmental agencies, while Condor's customers generally are dealers, which in turn sell to similar end users. Since the beginning of fiscal 1997, BearCom sold products to over 90% of the Fortune 100 companies and Condor sold products to dealers in approximately 75 countries. In fiscal 1998, over 80% of the Company's revenues were from repeat customers. No customer of the Company accounted for more than 2% of the Company's revenues in fiscal 1998. Set forth below are selected customers that have purchased or rented products from the Company since the beginning of fiscal 1997.



MANUFACTURING                   RETAILERS                       SCHOOLS AND UNIVERSITIES
                                                                University of California,
Nike Inc.                       The Gap                         Irvine
Unocal Corp.                    J. C. Penney                    Chicago Public Schools
Microsoft                       Nordstrom                       University of Washington
Abbot Laboratories              Target Stores                   San Diego Unified School
                                                                District

HOTELS                          SPORTING EVENTS*                FOOD & BEVERAGES
Sheraton                        1998 Super Bowl                 Kraft Foods
Marriott                        ESPN X Games                    Coca-Cola
Motel 6                         1996 Olympic Games              Kellogg USA
Doubletree                      Los Angeles Marathon            Tyson Foods

HEALTHCARE                      SHOPPING CENTERS/MALLS          GOVERNMENT
Medical City Dallas             Mall of America                 United States Navy
Kaiser Permanente               South Coast Plaza               U.S. Department of Parks and
Sharp Healthcare                Dallas Market Center            Recreation
St. Vincent Medical             General Growth Properties       City of Chicago, IL
                                                                County of Orange, CA

ENTERTAINMENT                   CONSTRUCTION                    AIRLINES/AVIATION
Walt Disney Studios             Kiewit Pacific                  Northwest Airlines
NBC                             Turner Construction             Southwest Airlines
SONY                            Bechtel Corp.                   United Airlines
Disneyland                      Fluor-Daniel                    American Airlines

CONVENTIONS*                    TRANSPORTATION
Consumer Electronics Show       Federal Express
National Manufacturing Week     Viking Freight
Billy Graham Crusades           United Parcel Service
Softbank Comdex 1997            Maintenance Dynamics


------------------------------

* Includes various organizations affiliated with the indicated sporting event or convention.

SALES AND MARKETING


     Overview. BearCom Group markets its products and services through both its field offices, catalog operations and export operations. For fiscal 1998, field offices, catalog operations and export operations generated approximately 63%, 28% and 5%, respectively, of the Company's overall revenues. The remaining 4% was attributable to the Company's repair and rental distribution operations in Dallas. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions, field offices, catalog operations and export operations represented approximately 44%, 18% and 35%, respectively, of revenues during fiscal 1998. The Company believes that the combined strength of these channels provides it with broader access to its market than most of its competitors. The Company also rents two-way radios and other wireless communication products. Through its approximately 170 person field sales and rental force, the Company services customers requiring on-site evaluation of their needs and provides the technical assistance to help them select the appropriate equipment for their specific applications. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides customers an efficient and cost-effective method of purchasing products.


     The Company attempts to use the combination of its distribution channels to attract new customers and stimulate additional purchases by previous customers. The Company seeks to attract new customers by expanding the reach of its sales representatives, selectively mailing catalogs to prospective customers, advertising in the Yellow Pages and trade publications, and exhibiting at industry trade shows. The Company seeks to stimulate purchases by previous customers by both personal contact and direct mail. The Company provides product and sales training to its field sales, rentals, catalog marketing and export sales forces in an effort to employ a knowledgeable workforce.


     Field Offices. The Company currently maintains 32 field offices in the United States and two in Australia, primarily in major metropolitan areas. Typically, the Company's field office staff is comprised of a branch manager, three to seven sales representatives and a rental coordinator. Sales representatives are compensated by salary as well as commission and incentive bonuses based on predetermined sales quotas. BearCom emphasizes "need-satisfaction selling," training its sales representatives to identify the specific communications needs of the customer and to sell products that will satisfy those needs. The Company encourages its field sales customers to utilize the Company's toll-free number to purchase replacement parts and other routine items so that sales representatives may devote their efforts to selling products to new customers and more sophisticated products to existing customers. The Company monitors and adjusts its field sales compensation plan periodically to insure its competitiveness and continuously seeks to improve its support functions so that field sales representatives can maximize the results of their marketing efforts.


     BearCom also maintains a dedicated rental representative at each field office. The Company has a fleet of over 15,000 rental units throughout the United States to satisfy its customers' short-term two-way radio needs. The Company maintains a constant inventory of rental units at each of its sales offices to meet its customers' immediate rental needs. The remainder of the Company's rental fleet is maintained at the Company's Dallas headquarters facilities. Because the Company has sales offices throughout the United States, the Company is able to efficiently transfer rental units among its sales offices in order to meet anticipated rental demand. Prior to a rental order being filled, the Company programs and tests each unit and ensures that it is equipped with a fresh battery. For large rental orders, the Company provides on-site technical personnel. The Company maintains a 24-hour emergency telephone number for use by all rental customers to remedy operational problems if they occur. All rental units are checked and serviced upon return to the Company prior to being returned to the rental inventory.


     Catalog Marketing. BearCom also markets its products through the direct mailing of catalogs, brochures and other direct marketing pieces. The Company mailed over 5.7 million catalogs and brochures during fiscal 1998 and received over 300,000 inbound calls, resulting in sales to customers in all 50 states. BearCom augments its own proprietary mailing lists by selectively renting and purchasing third-party mailing lists from time to time. BearCom uses proprietary information systems to refine and segment its customer database and mailing lists. These procedures enable the Company to target future mailings in a manner designed to enhance profitability and customer response.

     BearCom produces its own catalogs and marketing brochures through its art department, using desktop publishing systems. These catalogs and brochures are printed by a small number of national printers and shipped to the Company's Dallas facility. BearCom has its own mail production department. The mail production process is managed by BearCom's IBM AS-400 computer so that the mail is processed to take advantage of the lowest postal rates available. See
"-- Management Information System." By having its own mail facility, BearCom has the capability to process runs as small as a few thousand pieces or as large as several million pieces with rapid cycle times and still maintain a cost-effective direct marketing program.

     The Company employs catalog sales representatives who staff the Company's toll-free telephone line, process orders and answer technical questions from 7:30 a.m. to 6:30 p.m. Central Time. The catalog operations rely almost exclusively on inbound sales. While processing orders, sales representatives have access, through BearCom's management information system, to technical information, alternate and complementary product selections, product availability and pricing information and customer purchasing and credit histories. The sales representatives are experienced in the sale of wireless communication products, are knowledgeable of the Company's products and strive to assist customers in fulfilling their wireless communication needs.

     Export Operations. The Company markets internationally through Condor from its Miami, Florida office, as well as offices in Caracas, Venezuela and Prague, Czech Republic. Condor's customer base consists of dealers in over 75 countries, concentrated in Latin America, Eastern Europe, Africa and the Middle East. Since its founding in 1980, Condor has become the largest exporter of two-way radios from the United States.

OPERATIONS


     Order Fulfillment. The Company keeps a sufficient inventory of products available in its Dallas headquarters and Miami facilities so that it typically can ship orders directly to customers on the same day the order is received. Once a purchase order is accepted by the Company and the products are retrieved from inventory, the products normally require some technical service before being delivered to the customer. For example, radio frequencies may need to be coordinated or ancillary equipment may need to be added to a system. All products are tested prior to shipment. After testing, BearCom's delivery department packs the products and ships them to the customer via United Parcel Service, Federal Express or other common carriers from BearCom's distribution facility in Dallas. During fiscal 1998, the Company shipped an average of over 15,000 transactions per month. With respect to sales by Condor, products generally are drop-shipped by the manufacturer directly to customers in Eastern Europe, while customers in Latin American generally take title to products at Condor's Miami facility.


     Inventory Management. The Company believes that effective purchasing and inventory control are key elements to its ability to fill customer orders. The Company maintains an inventory management system which analyzes historical sales results, sales projections and information regarding vendor lead times in order to determine appropriate inventory levels. Historically, the Company has not written-down significant portions of its inventories due to shrinkage or obsolescence, nor has it relied on its ability to return slow-moving inventory to the vendor. There can be no assurance that material write-downs of the Company's inventory will not occur in the future. See "Risk
Factors -- Technological Change."


     Credit and Collection Management; Product Returns. BearCom attempts to minimize losses on credit sales by closely monitoring its customers' creditworthiness, using both internal credit histories as well as CD-ROM and on-line services from Dun & Bradstreet. Collection activities are conducted by using outbound phone calls from the Company's Dallas and Miami facilities. BearCom's bad debt expense as a percentage of total revenues for fiscal 1996, 1997 and 1998 was 0.4%, 0.6% and 0.9%, respectively. Condor's bad debt expense as a percentage of total revenues for calender 1995, 1996 and 1997 was 1.5%, 1.4% and 1.4%, respectively. The Company follows the industry practice of allowing customers to return products within 30 days, so long as the products have not been damaged.


MANAGEMENT INFORMATION SYSTEM

     The use of BearCom's IBM AS-400 computer system is pervasive in the operation of its business. The Company has invested substantial resources to develop proprietary software applications enabling BearCom to compile and maintain its marketing database, track customer repair histories, manage its inventory, maintain its accounting records and track credit and collection activities. BearCom believes that these applications enable it to deliver superior customer service and achieve cost savings. Each of BearCom's sales offices has a continuous on-line connection to BearCom's computer system to support the sales efforts of its field sales representatives. Condor utilizes a PC-based management information system. The Company has no immediate plans to integrate this system with BearCom's. The Company has adopted procedures to protect its computer systems and to provide for recovery in the event of equipment failure. All system data is backed up to tape daily with backup tapes stored off-site.

COMPETITION


     The two-way radio distribution industry is highly competitive and is currently comprised of several regional and numerous local dealers, some of which compete with the Company in both the sale and rental markets. The principal bases of competition in the industry are price and service. The sale of two-way radios is a low-margin, high-volume business. Because awareness of two-way wireless communication products is growing and the cost barriers to entry into this market are relatively low, the risk of new competitors entering this market is high. The Company believes that the industry will become more competitive as the number of competitors increases and as new technologies emerge. These factors, coupled with the growing industry emphasis on containing costs, could place significant pressure on the Company to reduce prices, which could significantly reduce the gross margins realized by the Company on sales of its products.


     In addition, several manufacturers of two-way radio products, including Motorola, also compete with independent distributors in selling, servicing and renting two-way wireless communication products. There can be no assurance that manufacturers of two-way radio products will continue to utilize independent distributors in the future. In addition, there are several significantly large global distributors of wireless communication products other than two-way radios. These companies to date have not entered the two-way radio distribution market in any significant way, but there can be no assurance that these companies will not enter this industry in the future. These manufacturers and distributors are much larger than the Company, and have substantially greater capital resources, sales experience and distribution capabilities than the Company. In response to competitive pressure from any of its current or future competitors, the Company may be required to lower selling prices, which would lower the Company's gross margins, which could have a material adverse effect on the Company. See "Risk Factors -- Competition."

EMPLOYEES


     As of June 1, 1998, BearCom had 484 employees, of whom 77 were corporate employees, 168 were sales or rental managers or sales or rental representatives, 42 were shipping and distribution personnel, 25 were catalog distribution employees, 100 were service technicians and 72 were in various other positions. As of June 1, 1998, Condor employed 61 employees of which 14 were sales representatives, 12 were shipping and distribution personnel, 10 were service technicians and 25 were in various other positions. The Company's success is dependent on its ability to attract and retain good employees. The Company believes that its employee relations are good. The Company's employees are not covered by any collective bargaining agreements.


PROPERTIES


     The Company leases its approximately 37,000 square foot headquarters facility (which includes its warehousing facility, product distribution center and a field office) and its approximately 10,000 square foot mail distribution center, each of which is located in Dallas, Texas. The terms of these leases expire in January 1999 and the Company has options to extend the headquarters facility lease for two additional one year periods. In addition, the Company leases 32 locations as field offices and owns one sales office in Houston, Texas. As a result of the Condor Acquisition, the Company owns its approximately 15,000 square foot Miami, Florida office and distribution facility, as well as its offices in Caracas, Venezuela and Prague, Czech Republic. See
"Management -- Certain Transactions."

LEGAL MATTERS

     From time to time, the Company is involved in lawsuits that it considers to be in the normal course of its business, which have not resulted in any material losses to date.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of the Company, including their respective ages.


               NAME                  AGE                             POSITION
John P. Watson(l)..................  54     Chairman and Director
Jerry Denham.......................  41     President and Director
Kenneth H. Doll....................  45     Executive Vice President -- National Sales, Secretary and
                                              Director
Brent A. Bisnar....................  40     Vice President -- National Rentals and Director
Gary Weber.........................  51     Vice President -- Marketing
Michael L. Kovar...................  36     Vice President, Chief Financial Officer and Assistant
                                              Secretary
Rogelio R. Betancourt..............  58     President, Condor Holdings, Inc.
Edward W. Rose III(l)(2)(3)........  57     Director
Morton L. Topfer(l)(2)(3)..........  61     Director


------------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee


(3) Member of the Stock Option Committee


     JOHN P. WATSON has served as Chairman of the Board of the Company since April 1992. Prior to that he served as President of the Company from March 1991 until April 1992. Subsequent to his graduation from the University of Texas in 1969 with both J.D. and B.B.A. degrees until March 1988, Mr. Watson was involved in real estate investment and development, and was a leading commercial real estate developer in the Austin, Texas area. In 1988, as a result of the economic downturn in the Austin, Texas area and other factors, Mr. Watson filed for personal bankruptcy. From 1988 until he joined the Company in March 1991, Mr. Watson led an investment group exploring various acquisition opportunities.

     JERRY DENHAM has served as President and director of the Company since consummation of the Merger. Mr. Denham served as the Chairman of the Board and President of Bear Communications from 1987 until the Merger. Mr. Denham co-founded Bear Communications in 1981.

     KENNETH H. DOLL has served as Executive Vice President -- National Sales, Secretary and director of the Company since consummation of the Merger. Mr. Doll served as Executive Vice President of Bear Communications from 1990 until the Merger. From 1986 to 1990, Mr. Doll served in various capacities with Bear Communications, including Vice President and Manager of the San Francisco field sales office. Prior to joining Bear Communications in 1986, Mr. Doll served as Regional Sales Manager for Motorola, Inc. Mr. Doll currently serves as a director for the Industrial Telecommunications Association.

     BRENT A. BISNAR has served as Vice President -- National Rentals and director of the Company since the Merger. From April 1993 until the Merger, Mr. Bisnar served as Vice President and National Rental Manager for Bear Communications. From January 1990 until that time he served as Vice President and Manager of Bear Communications' Fort Lauderdale, Florida field sales office.

     GARY WEBER has served as Vice President -- Marketing of the Company since the Merger. Mr. Weber founded Page-Com in 1980 and served as its President from its incorporation (except for the period from

March 1991 until April 1992 when Mr. Watson served as President and Mr. Weber served as a senior executive) until consummation of the Merger.

     MICHAEL L. KOVAR has served as Vice President and Chief Financial Officer of the Company since November 1997. From July 1996 through October 1997, he served as Controller of the Company. From May 1993 through July 1996, Mr. Kovar served as Director of Finance/Operations for the Golf Division of Sport Supply Group, Inc. ("SSG"), a New York Stock Exchange listed company. Prior to that, Mr. Kovar served as Controller of BSN Corp., an American Stock Exchange listed company and SSG's former parent, from March 1989 through April 1993. From August 1984 through February 1989, Mr. Kovar was a Senior Auditor for Ernst & Young L.L.P. (formerly Arthur Young).


     ROGELIO R. BETANCOURT has served as President of Condor Holdings, a wholly owned subsidiary of the Company, since the acquisition of Condor Communications. Prior to that time, Mr. Betancourt served as President of Condor Communications since it was founded in 1980. Mr. Betancourt and his spouse are the sole shareholders of Condor Communications.



     EDWARD W. ROSE III has served as director of the Company since April 1992. He is the President and sole shareholder of Cardinal Investment Company, Inc., an investment firm, and founded that firm in 1974. Mr. Rose serves as Chairman of the Board of Drew Industries Inc., a supplier to the manufactured housing and recreational vehicle industries, and Leslie Building Products, Inc., a manufacturer of building products; a trustee of Liberte Investors, formerly a real estate investment trust; and a director of Ace Cash Express, Inc., a provider of retail financial services.


     MORTON L. TOPFER has served as director of the Company since December 1995. Since May 1994, Mr. Topfer has served as Vice Chairman of Dell Computer Corporation, and shares the office of Chief Executive Officer. From 1971 until that time, Mr. Topfer served in various capacities with Motorola, including Executive Vice President and President of Motorola's Land Mobile Products Sector. Mr. Topfer also is a member of the Board of Directors of Autodesk, Inc., a software company, and Alliance Gaming Corporation, a diversified gaming company.

     The Board of Directors is divided into three classes, with one class of directors elected on a rotating basis at each annual meeting of shareholders for a three-year term. Directors are not compensated for serving in such capacity, but are reimbursed for expenses incurred in attending meetings of the Board of Directors. The Board of Directors of the Company consists of six directors elected for terms to expire as follows: at the next annual meeting of shareholders -- Brent A. Bisnar and Morton L. Topfer; at the second annual meeting of shareholders after the date of this Prospectus -- Kenneth H. Doll and Edward W. Rose III; and at the third annual meeting of shareholders after the date of this Prospectus -- John P. Watson and Jerry Denham. The Company's directors and officers serve until their successors have been duly elected and qualified in accordance with the Articles of Incorporation and Bylaws of the Company.

SUMMARY COMPENSATION TABLE


     The following table sets forth certain information regarding compensation paid to the Company's Chief Executive Officer and its four other most-highly compensated executive officers (the "Named Executive Officers") during the fiscal year ended April 30, 1998:



                                                ANNUAL COMPENSATION
                                         ----------------------------------
                                                             OTHER ANNUAL       ALL OTHER
                                         SALARY     BONUS   COMPENSATION(1)    COMPENSATION
      NAME AND PRINCIPAL POSITION          ($)       ($)          ($)              ($)
John P. Watson.........................  253,000     --             --                --
  Chairman of the Board
Jerry Denham...........................  227,370     --             --            22,107(3)
  President
Kenneth H. Doll........................  226,584     --             --            25,040(4)
  Executive Vice President and
     Secretary
Brent A. Bisnar........................  165,290     --             --            10,230(5)
  Vice President
Gary Weber.............................  275,000     --         94,250(2)             --
  Vice President


------------------------------

(1) Certain of the Company's executive officers receive personal benefits in addition to salary and cash bonuses. The aggregate amount of the personal benefits, however, does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the named executive officer.

(2) Payment for reduction of the outstanding balance of a note receivable, and related accrued interest, for Mr. Weber's employment with the Company. See "Certain Transactions."


(3) Includes $14,982 of life insurance premiums paid by the Company, and $7,125 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.



(4) Includes $17,915 of life insurance premiums paid by the Company, and $7,125 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.



(5) Includes $4,032 of life insurance premiums paid by the Company, and $6,198 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.


STOCK OPTION PLAN


     Pursuant to the BearCom Group, Inc. 1998 Stock Option Plan (the "Stock Option Plan"), options may be granted to eligible employees of the Company or its subsidiaries and directors of the Company for the purchase of an aggregate of 1,100,000 shares of Common Stock of the Company. Employees eligible under the Stock Option Plan are those employees whose performance and responsibilities are determined by the Board or a committee selected by the Board in accordance with the terms of the Stock Option Plan (the "Committee") to be influential to the Company's success. The Stock Option Plan is administered by the Board or the Committee which determines, in its discretion, the terms of each option in accordance with the provisions of the Stock Option Plan, including the number of shares subject to each option granted, the related exercise price, the vesting period and vesting conditions, and option period. The Board or the Committee may grant either nonqualified stock options or incentive stock options ("ISOs"), as defined by the Code; provided, however, that ISOs may be granted only to employees.


     The Stock Option Plan requires that the exercise price of each option that is intended to constitute an ISO must not be less than 100% of the fair market value of the Common Stock at the time of the grant of the option. The option period may not be more than ten years from the date the option is granted. No ISO, however, may be granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or its subsidiaries unless the option price is at least 110% of the fair market value of the Common Stock at the date of the grant and the option period does not exceed five years. Options may be exercised in annual installments as specified by the Board or the Committee, and all installments that become exercisable are cumulative and may be exercised at any time after they become exercisable until expiration of the option. Options are not assignable except by will or by the laws of descent and distribution.

     There is no limit on the fair market value of options that may be granted to an employee in any calendar year, but no employee may be granted ISOs that first become exercisable during a calendar year for the purchase of stock with an aggregate fair market value (determined as of the date of grant of each option) in excess of $100,000. An ISO (or an installment thereof) counts against the annual limitations only in the year it first becomes exercisable.


     Full payment for shares purchased upon exercise of an option must be made at the time of exercise, and no shares may be issued until full payment is made. The Stock Option Plan provides that an option agreement may include a provision permitting an optionee the right to tender previously owned shares of Common Stock in partial or full payment for shares to be purchased on exercise of an option. Unless sooner terminated by action of the Board, the Stock Option Plan will terminate in June 2008 and no options may thereafter be granted under the Stock Option Plan. The Stock Option Plan may be discontinued, altered or amended in certain respects by the Board without the approval of the shareholders. However, the Stock Option Plan may not be amended without the approval of the shareholders (i) to materially increase benefits, (ii) to materially increase the number of shares of Common Stock that may be issued under the Stock Option Plan or (iii) to materially modify the requirements for participation in the Stock Option Plan.



     Prior to the date hereof, options to purchase 406,000 shares had been granted at the Offering price to certain directors, key employees and officers of the Company. Each director and executive officer of the Company has been granted options to purchase 25,000 shares of Common Stock.



STOCK PURCHASE PLAN



     The Company's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") authorizes the issuance of up to an aggregate of 500,000 shares of Common Stock to participating employees. The Company may make one or more offerings ("Plan Offerings") to employees to purchase Common Stock under the Stock Purchase Plan. Plan Offerings may be for a period of six months or one year in duration and may commence on January 1 and/or July 1; provided, however, that the initial Plan Offering period may be for a period of less than six months. During each Plan Offering, the maximum number of shares which may be purchased by a participating employee from the shares available for purchase under Stock Purchase Plan for the Plan Offering period, subject to restrictions contained in the Code and adjustments made due to over-allotments by participating employees, is a number of whole shares of Common Stock equal to the employee's base compensation elected by the employee to be withheld each pay period during the Plan Offering divided by the purchase price per share of the shares available for purchase under the Stock Purchase Plan for the Plan Offering period. An employee may elect to have up to 10% deducted from his or her base salary for this purpose. The purchase price shall be the lower of (i) 85% of the closing price of the Common Stock on the NYSE on the day that the Plan Offering commences or (ii) 85% of the closing price on the NYSE on the day that the Plan Offering terminates, or if the closing price is not reported on either or both of such dates, the exercise price shall be determined by reference to the most recently preceding date on which the closing price was reported.



     The Stock Purchase Plan is administered by the Board or a committee selected by the Board in accordance with the terms of the Stock Purchase Plan. With certain exceptions, all eligible employees regularly employed by the Company for at least ninety days on the applicable Plan Offering commencement date are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" as defined in
Section 423 of the Code.


EXCULPATORY CHARTER PROVISION; LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Texas law permits Texas corporations to include in their articles of incorporation a provision eliminating or limiting director liability to a corporation or its shareholders for monetary damages arising from acts or omissions in the director's capacity as a director. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability to the extent the director is found liable for (a) a breach of the director's duty of loyalty to the corporation or its shareholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (d) an act or omission for which the liability of a director is expressly provided by an applicable statute. The Company's Amended and Restated Articles of Incorporation contain a provision eliminating the liability of the Company's directors to the fullest extent permitted by Texas statutory or decisional law, as the same exists or as it may be amended or interpreted from time to time.



     In addition, the Company's Amended and Restated Bylaws require it to indemnify its directors and officers against any and all liability and reasonable expense that may be incurred by them in connection with or resulting from (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (b) an appeal on such an action, suit or proceeding or (c) an inquiry or investigation that could lead to such an action, suit or proceeding, all to the fullest extent permitted by Texas law.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     On April 15, 1998, the Board established a compensation committee, consisting of Messrs. Watson, Rose and Topfer. Mr. Watson is the Chairman of the Board of the Company.



     On December 1, 1995, the Company lent to Mr. Watson $933,300, the proceeds of which Mr. Watson used to exercise a stock option that the Company had granted in April 1992. The loan is evidenced by a promissory note bearing interest at 7% and is payable in May 1999. In addition, during fiscal years 1993, 1995 and 1996, the Company made cash advances to Mr. Watson aggregating $452,200. These advances are evidenced by four separate promissory notes, each bearing interest at 7% and payable in May 1999. The greatest aggregate amount of principal and interest outstanding under these five promissory notes during fiscal years 1996, 1997 and 1998 was $1,492,596, $1,589,581 and $1,686,566, respectively. Amounts outstanding under all five notes are secured by 142,746 shares of Common Stock held by Mr. Watson. At May 31, 1998, the aggregate amount of principal and interest outstanding under these five promissory notes was approximately $1.7 million. Mr. Watson has indicated that he intends to repay all amounts outstanding under these five promissory notes with the proceeds from the sale of shares of Common Stock to be sold by him in the Offering.



CERTAIN TRANSACTIONS



     On April 28, 1995, the Company sold land and a building to Gary Weber, Vice President of the Company, in exchange for a note receivable of $325,000 bearing interest at 9%. The purchase price for the land and building was established through discussions with real estate agents and potential third-party purchasers. The note and accrued interest are due on April 28, 2000 and are secured by a first lien on the property. At that time, the Company agreed to reduce the outstanding balance of the note, and related accrued interest, by 20% per year as long as Mr. Weber stays in the employment of the Company. As a result, the note receivable and related interest are being charged to compensation expense over a five-year period. At May 31, 1998, the outstanding balance of the note was $125,000.



     The Company rents its Costa Mesa, California, office from a partnership controlled by Jerry Denham, Kenneth H. Doll and Brent A. Bisnar, executive officers of the Company. Total rental payments to this partnership were $112,816, $94,740 and $64,740 for the years ended April 30, 1996, 1997 and 1998, respectively. Bear Communications guaranteed payment of two promissory notes that are secured by this property and were issued in connection with the partnership's purchase of this property. The aggregate amount outstanding under these notes was approximately $820,000 at May 31, 1998. It is anticipated that this partnership will pay all amounts outstanding under these notes with the proceeds from shares of Common Stock to be sold in the Offering by certain partners.

     On March 31, 1998, the Company's wholly owned subsidiary, Condor Holdings, acquired substantially all of the assets of Condor Communications. Rogelio R. Betancourt and his spouse are the sole shareholders of Condor Communications. In connection with this transaction, Mr. Betancourt became the President of Condor Holdings. See "The Company."


                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information concerning the beneficial ownership of Common Stock, as of April 30, 1998, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each director of the Company, (c) each Named Executive Officer and
(d) all executive officer and directors as a group. The Company believes that each such shareholder has the sole voting and dispositive power over the shares held by such shareholder except as otherwise indicated. See "Risk
Factors -- Control by Existing Shareholders."



                                                                      SHARES
                                         SHARES BENEFICIALLY OWNED     BEING    SHARES BENEFICIALLY OWNED
                                           BEFORE THE OFFERING(1)     OFFERED     AFTER THE OFFERING(L)
                                         --------------------------   -------   --------------------------
           BENEFICIAL OWNER                NUMBER       PERCENTAGE    NUMBER      NUMBER       PERCENTAGE
John P. Watson.........................     880,910        13.2%      129,333     725,975(2)       7.3%
Jerry Denham...........................   1,860,795        27.9%      129,333   1,705,860(2)      17.1%
Kenneth H. Doll........................   1,660,709        24.9%      129,334   1,505,773(2)      15.1%
Gary Weber.............................          --          --            --          --           --
Edward W. Rose III.....................     539,477         8.1%           --     539,477          5.4%
Brent A. Bisnar........................     360,153         5.4%       38,000     322,153          3.2%
Morton L. Topfer.......................          --          --            --      76,806(2)       0.8%
All directors and executive officers as
  a group (9 persons)..................   5,302,044        79.5%      426,000   4,876,044         48.7%


------------------------------

 *  less than one percent


(1) Shares beneficially owned and percentage of ownership are based on 6,669,515 shares of Common Stock outstanding before the Offering and 10,002,515 shares of Common Stock outstanding after the Offering. Shares outstanding after the Offering assumes no exercise of the Underwriters over-allotment option. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes shares with respect to which a person has voting or disposition power.



(2) Immediately prior to the closing of the Offering, it is anticipated that each of Messrs. Watson, Denham and Doll will sell $333,334 of Common Stock (25,602 shares) to Mr. Topfer at the Offering price, less underwriting discounts and commissions. Such sales are reflected in "Shares Beneficially Owned After the Offering" above.

                          DESCRIPTION OF CAPITAL STOCK


     The Company has authorized capital stock consisting of 50,000,000 shares of Common Stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value. At April 30, 1998, there were 6,669,515 shares of Common Stock outstanding, owned by 21 holders of record, and there were no shares of preferred stock outstanding. A total of 1,100,000 shares of Common Stock are reserved for future issuance under, and for issuance upon the exercise of options granted or which may be granted under, the Stock Option Plan. See "Management -- Stock Option Plan." A total of 500,000 shares of Common Stock are reserved for issuance under the Stock Purchase Plan. See "Management -- Stock Purchase Plan."


COMMON STOCK

     The rights of the holder of each share of Common Stock are identical in all respects. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued and paid for will be validly issued, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes may not be cumulated in the election of directors. Shareholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. The rights of holders of Common Stock will be subject to any preferential rights of any preferred stock which may be issued in the future.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the holders of Common Stock. The Company has no present intention to issue any shares of preferred stock.

SPECIAL PROVISIONS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     The provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for the shares held by shareholders.

     Pursuant to the Company's Amended and Restated Articles of Incorporation, the Company's Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of impending or discouraging the acquisition of control of the Company.


     The Company's Amended and Restated Articles of Incorporation and/or Amended and Restated Bylaws provide that (a) the Board of Directors is divided into three classes that are elected for staggered three-year terms; (b) shareholders may only remove a director for cause, and only by the affirmative vote of holders of not less than two-thirds of the outstanding voting stock of the Company; and (c) meetings of shareholders can be called only by the Chairman of the Board, President, a majority of the Board of Directors or holders of not less than 25% of the shares entitled to vote at such meeting. To be amended, these provisions require the affirmative vote of a majority of the Board of Directors or the holders of not less than two-thirds of the outstanding voting stock of the Company.

REGISTRATION RIGHTS

     The Company has granted to all of its shareholders the right to register shares of Common Stock owned by them in connection with the registration by the Company of shares of Common Stock. The Company would bear the expenses of registration of any such shareholder. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the current shareholders of the Company will own approximately 61.7% of the outstanding Common Stock (58.4% if the Underwriters' over-allotment option is exercised in full). Officers, directors and certain shareholders of the Company, who will own 48.7% of the outstanding shares following this offering (46.1% if the Underwriters' over-allotment option is exercised in full), have agreed with the Underwriters not to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock (other than those being sold pursuant to this offering) for a period of 180 days following the date of this Prospectus without the prior written consent of DLJ. See "Underwriting."



     Upon completion of this offering, the Company will have 10,002,515 shares of Common Stock outstanding (10,566,365 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,759,000 shares sold in this offering (4,322,850 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. All of the remaining shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. Approximately 1,367,471 shares held for more than two years may be sold immediately following consummation of the Offering. Following the expiration or release from the 180-day lock-up agreements with the representatives of the Underwriters, approximately 4,799,238 additional shares of Common Stock will be eligible for sale in accordance with the requirements of Rule 144, subject to compliance with certain volume limitations. See "Underwriting."



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (100,025 shares upon completion of this Offering) and the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an affiliate of the Company (in general, a person who is not a director, officer or principal shareholder of the Company) during the three months prior to resale and who has beneficially owned such shares for at least two years is entitled to sell such restricted stock under Rule 144 without regard to the requirements discussed above, other than the manner-of-sale provisions.


     The Company is unable to estimate the number of shares that may be sold in the future by its shareholders since this will depend on the market price for the Common Stock, the personal circumstances of the shareholders and other factors. Any sale of substantial amounts of shares in the open market may significantly reduce the market price of the Common Stock offered hereby.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Stock Option Plan and the Stock Purchase Plan. After the effective date of those registration statements, shares purchased upon exercise of options granted pursuant to those plans will be available for resale in the public market without restriction by persons who are not affiliates of the Company, and to the extent they are held by affiliates, pursuant to Rule 144, without observance of the holding period requirements. As of the date hereof, there were options outstanding under the Stock Option Plan to purchase a total of 406,000 shares of Common Stock, of which 21,480 are presently exercisable.


                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement
dated          , 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and CIBC Oppenheimer Corp. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below:


                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
CIBC Oppenheimer Corp. .....................................

                                                                ---------
          Total.............................................    3,759,000
                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Common Stock offered hereby (other than shares covered by the over-allotment option described below) if any are purchased.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, to certain other dealers a concession not in
excess of $          per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 563,850 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata share of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.


     Each of the Company, its executive officers and directors and certain shareholders of the Company (including the Selling Shareholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the Selling Shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares offered hereby will be determined by negotiation among the Company representatives of the Selling Shareholders and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.


     The Common Stock has been approved for listing on the NYSE under the trading symbol "BCG." The Underwriters have undertaken to sell shares of Common Stock to ensure that the NYSE distribution standards relating to round lots, public shares and aggregate market value will be satisfied.


     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the

Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere & Wynne, L.L.P., Dallas, Texas. Certain legal matters pertaining to the Common Stock will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas. Larry Schoenbrun, a partner of Gardere & Wynne, L.L.P., owns 36,008 shares of Common Stock of the Company.


                                    EXPERTS


     The consolidated financial statements of BearCom Group, Inc. and subsidiaries as of April 30, 1997 and 1998, and for each of the years in the three-year period ended April 30, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The financial statements of Condor Communications, Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of Saenz, Robledo, Sax & Company, P.A., independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, copies of which may be inspected at the Commission's public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at the Northeast Regional Office located at 7 World Trade Center, New York, New York 10048 and at the Midwest Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or copies of which may be obtained from the Commission at such office upon payment of the fees prescribed by the Commission. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit filed with the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains information concerning the Company.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for each of the first three quarters of each fiscal year containing interim unaudited financial information.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
BearCom Group, Inc.
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets as of April 30, 1997 and
     1998...................................................  F-3
  Consolidated Statements of Income for the years ended
     April 30, 1996, 1997 and 1998..........................  F-4
  Consolidated Statements of Shareholders' Equity for the
     years ended April 30, 1996, 1997 and 1998..............  F-5
  Consolidated Statements of Cash Flows for the years ended
     April 30, 1996, 1997 and 1998..........................  F-6
  Notes to Consolidated Financial Statements................  F-7
  Schedule II -- Valuation and Qualifying Accounts..........  F-15
Condor Communications, Inc.
  Independent Auditors' Report..............................  F-16
  Combined Balance Sheets as of December 31, 1996 and 1997
     and March 31, 1998 (unaudited).........................  F-17
  Combined Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997 and three months ended
     March 31, 1997 and 1998 (unaudited)....................  F-18
  Combined Statements of Stockholders' Equity for the years
     ended December 31, 1995, 1996 and 1997 and the three
     months ended March 31, 1998 (unaudited)................  F-19
  Combined Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997 and three months ended
     March 31, 1997 and 1998 (unaudited)....................  F-20
  Notes to Combined Financial Statements....................  F-21

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
BearCom Group, Inc.:



     We have audited the accompanying consolidated balance sheets of BearCom Group, Inc. and subsidiaries as of April 30, 1997 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 1998. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule II -- Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BearCom Group, Inc. and subsidiaries as of April 30, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                            KPMG PEAT MARWICK LLP



Dallas, Texas


June 5, 1998, except for note 1(i)


which is as of June 24, 1998 and note 7


which is as of June 17, 1998

                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                                ASSETS (Note 7)



                                                                      APRIL 30
                                                              -------------------------
                                                                 1997          1998
Current assets:
  Cash......................................................  $   185,309   $   350,003
  Receivables (notes 4, 6 and 10)...........................    8,854,035    18,206,611
  Inventory.................................................    8,229,486    14,030,289
  Deferred income taxes (note 9)............................           --       124,443
  Prepaid expenses and other................................    1,812,502     1,767,372
                                                              -----------   -----------
          Total current assets..............................   19,081,332    34,478,718
                                                              -----------   -----------
Notes and interest receivable from employees (note 6).......      851,281       883,266
Fixed assets, net (notes 5 and 8)...........................    4,285,702     7,533,022
Costs in excess of tangible net assets acquired, net (note
  3)........................................................    1,916,567    10,047,545
Other assets................................................      310,282       705,244
                                                              -----------   -----------
                                                              $26,445,164   $53,647,795
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 3,106,712   $ 8,360,778
  Accrued expenses..........................................    2,061,837     4,293,172
  Current maturities of long-term debt (note 7).............      105,773     1,348,880
  Current maturities of obligations under capital leases
     (note 8)...............................................       84,658        77,213
  Federal income taxes payable..............................           --       547,085
  Deferred income taxes (note 9)............................      497,735            --
                                                              -----------   -----------
          Total current liabilities.........................    5,856,715    14,627,128
                                                              -----------   -----------
Long-term debt, less current maturities (note 7)............    9,398,739    25,241,281
Obligations under capital leases, less current maturities
  (note 8)..................................................       98,135       120,343
Deferred income taxes (note 9)..............................      203,206       277,069
Shareholders' equity (notes 6 and 7):
  Preferred stock, $.01 par value; authorized 1,000,000
     shares, none issued....................................           --            --
  Common stock, $.01 par value; authorized 50,000,000
     shares, 6,669,515 shares issued and outstanding........       66,695        66,695
  Additional paid-in capital................................    3,756,971     3,756,971
  Cumulative currency translation adjustment................       (2,886)      (18,974)
  Note receivable from shareholder..........................     (933,300)     (933,300)
  Retained earnings.........................................    8,000,889    10,510,582
                                                              -----------   -----------
          Total shareholders' equity........................   10,888,369    13,381,974
Commitments (notes 6 and 8)
                                                              -----------   -----------
                                                              $26,445,164   $53,647,795
                                                              ===========   ===========



          See accompanying notes to consolidated financial statements.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                       CONSOLIDATED STATEMENTS OF INCOME



                                                                 YEARS ENDED APRIL 30,
                                                        ---------------------------------------
                                                           1996          1997          1998
Revenues:
  Product sales.......................................  $54,131,117   $57,863,682   $76,051,426
  Rental and other....................................    9,146,929    11,777,823    20,473,048
                                                        -----------   -----------   -----------
                                                         63,278,046    69,641,505    96,524,474
                                                        -----------   -----------   -----------
Cost of revenues:
  Cost of sales of products...........................   41,007,241    43,007,604    59,486,658
  Rental and other....................................    1,976,587     3,267,282     5,252,341
                                                        -----------   -----------   -----------
                                                         42,983,828    46,274,886    64,738,999
                                                        -----------   -----------   -----------
          Gross profit................................   20,294,218    23,366,619    31,785,475
Selling, general and administrative expenses..........   16,697,029    19,757,789    26,685,708
                                                        -----------   -----------   -----------
          Operating income............................    3,597,189     3,608,830     5,099,767
Interest expense......................................      544,054       594,872     1,191,150
Interest income and other, net........................       33,053       (73,391)     (137,187)
                                                        -----------   -----------   -----------
          Income before income taxes..................    3,020,082     3,087,349     4,045,804
Income taxes (note 9).................................    1,173,335     1,185,046     1,536,111
                                                        -----------   -----------   -----------
          Net income..................................  $ 1,846,747   $ 1,902,303   $ 2,509,693
                                                        ===========   ===========   ===========
Net income per share:
  Basic...............................................  $       .30   $       .29   $       .38
                                                        ===========   ===========   ===========
  Diluted.............................................  $       .30   $       .29   $       .38
                                                        ===========   ===========   ===========



          See accompanying notes to consolidated financial statements.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                   YEARS ENDED APRIL 30, 1996, 1997 AND 1998



                                                                     CUMULATIVE       NOTE
                                     COMMON STOCK       ADDITIONAL    CURRENCY     RECEIVABLE                      TOTAL
                                  -------------------    PAID-IN     TRANSLATION      FROM        RETAINED     SHAREHOLDERS'
                                   SHARES     AMOUNT     CAPITAL     ADJUSTMENT    SHAREHOLDER    EARNINGS        EQUITY
Balance at April 30, 1995.......  6,002,724   $60,027   $2,830,339    $     --      $      --    $ 4,674,755    $ 7,565,121
Net income......................         --        --           --          --             --      1,846,747      1,846,747
Issuance of common stock
  (note 6)......................    666,791     6,668      926,632          --       (933,300)            --             --
Currency translation gain.......         --        --           --      16,536             --             --         16,536
Distributions to shareholders...         --        --           --          --             --       (422,916)      (422,916)
                                  ---------   -------   ----------    --------      ---------    -----------    -----------
Balance at April 30, 1996.......  6,669,515    66,695    3,756,971      16,536       (933,300)     6,098,586      9,005,488
Net income......................         --        --           --          --             --      1,902,303      1,902,303
Currency translation loss.......         --        --           --     (19,422)            --             --        (19,422)
                                  ---------   -------   ----------    --------      ---------    -----------    -----------
Balance at April 30, 1997.......  6,669,515    66,695    3,756,971      (2,886)      (933,300)     8,000,889     10,888,369
Net income......................         --        --           --          --             --      2,509,693      2,509,693
Currency translation loss.......         --        --           --     (16,088)            --             --        (16,088)
                                  ---------   -------   ----------    --------      ---------    -----------    -----------
Balance at April 30, 1998.......  6,669,515   $66,695   $3,756,971    $(18,974)     $(933,300)   $10,510,582    $13,381,974
                                  =========   =======   ==========    ========      =========    ===========    ===========



          See accompanying notes to consolidated financial statements.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                 YEARS ENDED APRIL 30,
                                                        ---------------------------------------
                                                           1996          1997          1998
Cash flows from operating activities:
  Net income..........................................  $ 1,846,747   $ 1,902,303   $ 2,509,693
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization expense............    1,169,918     1,643,732     2,143,188
     Loss (gain) on disposal of assets................        2,003        (5,313)           --
     Deferred income taxes............................     (488,222)     (620,141)     (548,315)
     Changes in operating assets and liabilities,
       exclusive of effects of acquisitions:
       Receivables....................................   (1,204,415)   (1,673,922)   (5,711,788)
       Inventory......................................    1,355,884    (1,486,281)   (2,031,420)
       Prepaid expenses and other.....................     (162,610)     (662,825)      447,479
       Notes and interest receivable from employees...        7,800       (31,985)      (31,985)
       Accounts payable...............................     (871,536)    1,031,059     2,841,113
       Accrued expenses...............................      824,683       931,675     1,539,073
       Federal income taxes payable...................      571,302    (1,180,216)      544,368
                                                        -----------   -----------   -----------
          Net cash provided by (used in) operating
            activities................................    3,051,554      (151,914)    1,701,406
                                                        -----------   -----------   -----------
Cash flows used in investing activities:
  Additions to fixed assets...........................   (1,429,063)   (2,127,139)   (1,869,298)
  Increase in notes receivable from employees.........      (52,200)           --            --
  Net cash paid as a result of acquisitions...........           --    (1,073,664)  (15,871,010)
                                                        -----------   -----------   -----------
          Net cash used in investing activities.......   (1,481,263)   (3,200,803)  (17,740,308)
                                                        -----------   -----------   -----------
Cash flows from financing activities:
  Decrease in notes payable to bank...................   (1,127,433)           --            --
  Increase in long-term debt..........................           --     3,589,261    16,466,073
  Repayment of long-term debt.........................     (107,556)      (62,429)     (164,692)
  Distributions to shareholders.......................     (422,916)           --            --
  Payments of obligations under capital leases........      (45,319)      (82,116)      (97,785)
                                                        -----------   -----------   -----------
          Net cash provided by (used in) financing
            activities................................   (1,703,224)    3,444,716    16,203,596
                                                        -----------   -----------   -----------
Net increase (decrease) in cash.......................     (132,933)       91,999       164,694
Cash at beginning of year.............................      226,243        93,310       185,309
                                                        -----------   -----------   -----------
Cash at end of year...................................  $    93,310   $   185,309   $   350,003
                                                        ===========   ===========   ===========



          See accompanying notes to consolidated financial statements.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                         APRIL 30, 1996, 1997 AND 1998



(1) GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  (a) General



     BearCom Group, Inc. (formerly BearCom, Inc.), and subsidiaries (the "Company"), is the surviving company resulting from the merger of Page-Com, Inc. ("Page-Com") and Bear Communications, Inc. ("Bear Communications") on December 27, 1995 (see note 2). The Company is principally in the business of selling and renting site-based two-way radios, pagers and other wireless communication equipment to customers throughout the United States, as well as a number of foreign countries.



     The consolidated financial statements include BearCom Group, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.



  (b) Inventory



     Inventory consists primarily of two-way radios and accessories and is stated at the lower of average cost or market. Inventory is stated net of reserves for obsolete items of $196,413 and $555,312 at April 30, 1997 and 1998, respectively.



  (c) Fixed Assets



     Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 7 years for equipment and fixtures and 20 years for the building. Rental equipment is depreciated over five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the related lease term. Renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are charged to expense as incurred.



  (d) Costs in Excess of Tangible Net Assets Acquired



     Costs in excess of tangible net assets acquired are being amortized using the straight-line method over an estimated useful life of thirty years. The Company assesses the recoverability of costs in excess of tangible net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of recoverability will be impacted if estimated future operating cash flows are not achieved. Costs in excess of tangible net assets acquired are stated net of accumulated amortization of $98,889 and $329,979 at April 30, 1997 and 1998, respectively.



  (e) Revenue



     The Company records revenue from product sales at the time the related products are shipped. Sales are recorded net of returns and allowances. Short-term (i.e., one month or less) rental revenue is recognized upon completion of the rental contract. Long-term (i.e., over one month) rental revenue is recognized on a monthly basis. Repair revenue is recognized when the repair is completed and the equipment is shipped to the

                      BEARCOM GROUP, INC. AND SUBSIDIARIES
customer. The Company provides a sixty-day warranty on repair work, and expenses costs as incurred as historically the amounts have not been material. The components of rental and other revenue are as follows:



                                                        YEARS ENDED APRIL 30,
                                               ----------------------------------------
                                                  1996          1997           1998
                                               ----------    -----------    -----------
Rental revenue...............................  $6,374,846    $ 8,511,434    $11,260,915
Repair revenue...............................   2,072,053      2,474,035      6,344,303
Commissions revenue and other................     700,030        792,354      2,867,830
                                               ----------    -----------    -----------
                                               $9,146,929    $11,777,823    $20,473,048
                                               ==========    ===========    ===========



  (f) Advertising Costs



     The Company expenses the costs of advertising as incurred, except for direct-response advertising and catalog costs which are capitalized and amortized over their expected period of future benefit (generally one year). Direct-response advertising costs consist primarily of the cost of mailing lists and printing, postage and contract services related to catalogs used to market the Company's products. Total advertising costs reported as assets included in "prepaid expenses and other" were $1,413,898 and $1,226,280 at April 30, 1997 and 1998, respectively. Advertising expense was $1,654,995, $1,459,592 and $2,117,904 for the years ended April 30, 1996, 1997 and 1998, respectively.



  (g) Foreign Currency Translation



     Financial statements of the Company's Australian subsidiary are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses and gains and losses. Translation adjustments are reflected as a component of stockholders' equity. Gains or losses from foreign currency transactions are included in net income and were insignificant for all years presented.



  (h) Income Taxes



     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.



  (i) Net Income Per Share



     Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common shares plus the number of additional shares that would have resulted from potentially dilutive securities. The Company effected a 643-for-1 stock split on June 24, 1998. All share and per share information has been retroactively restated to give effect to the stock split.



     The weighted average number of shares outstanding for the year ended April 30, 1996 was 6,095,848. The weighted average number of shares outstanding for the years ended April 30, 1997 and 1998 was 6,669,515. The Company's only potentially dilutive securities related to the stock options exercised in December 1995, which were not dilutive for the year ended April 30, 1996. There were no potentially dilutive securities for the years ended April 30, 1997 and 1998.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES

  (j) Statement of Cash Flows Information



     For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at April 30, 1997 or 1998.



     Supplemental cash flow information related to interest and income taxes paid follows:



                                                          YEARS ENDED APRIL 30,
                                                   ------------------------------------
                                                      1996         1997         1998
Interest paid....................................  $  547,790   $  595,592   $1,045,117
                                                   ==========   ==========   ==========
Income taxes paid................................  $1,186,517   $2,798,863   $1,316,851
                                                   ==========   ==========   ==========



     In fiscal 1996, there was a noncash transaction related to the sale of common stock to an officer of the Company in exchange for a full recourse note (see note 6). In 1996, the Company entered into capital leases for equipment totalling $125,955.



  (k) Use of Management Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  (l) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of



     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



(2) MERGER



     On December 27, 1995, Page-Com issued 4,001,710 shares of its common stock in exchange for all of the outstanding common stock of Bear Communications in a transaction accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements for periods prior to the combination have been restated to combine the accounts and results of operations of Page-Com and Bear Communications. There were no significant transactions between Page-Com and Bear Communications prior to the combination.



(3) ACQUISITIONS



     During the years ended April 30, 1997 and 1998, the Company acquired several communication equipment businesses. Included in these acquisitions was one significant acquisition, completed in March 1998, in which the Company acquired the assets of two related entities which sell communications equipment and is awaiting regulatory approval for the acquisition of a third related entity (which is individually immaterial). The purchase price of $7,000,000 was financed through borrowings under the long-term debt arrangement. The agreement also requires additional consideration be paid over the next two twelve-month periods ending March 31, 1999 and 2000 equal to fifty percent of the first $3,000,000 of earnings

                      BEARCOM GROUP, INC. AND SUBSIDIARIES
before interest, taxes, depreciation and amortization ("EBITDA"), as defined, provided that EBITDA is $2,000,000 or greater, and twenty-five percent of EBITDA in excess of $3,000,000 without limitation.



     The Company used the purchase method to account for these acquisitions, and accordingly, the results of operations of the acquired operations have been included in the Company's consolidated statements of income from the respective acquisition dates. The fair values assigned to certain assets acquired and liabilities assumed are based on preliminary estimates which are subject to change. Management does not expect the estimated values to change materially.



     The fair values assigned to assets acquired and liabilities assumed, net of cash acquired, are as follows:



                                                               YEARS ENDED APRIL 30,
                                                              ------------------------
                                                                 1997         1998
                                                              ----------   -----------
Net working capital (deficit)...............................  $  (74,000)  $ 3,732,449
Property and equipment......................................      86,000     3,482,074
Costs in excess of tangible net assets acquired.............   1,482,000     8,656,487
                                                              ----------   -----------
                                                              $1,494,000   $15,871,010
                                                              ==========   ===========



     The acquisitions made during the year ended April 30, 1997 were funded by approximately $1,074,000 in cash, $120,000 in credit for future purchases and $300,000 in long-term debt. The acquisitions made during the year ended April 30, 1998 were funded by cash primarily from the Company's line of credit (See
Note 7).



     Unaudited pro forma financial information for the years ended April 30, 1997 and 1998 as though the acquisitions had taken place on May 1, 1996 follows:



                                                              YEARS ENDED APRIL 30
                                                          ----------------------------
                                                              1997            1998
Revenues................................................  $129,984,000    $149,083,000
Net income..............................................     2,898,000       3,945,000
Earnings per share:
  Basic.................................................           .48             .59
  Diluted...............................................           .48             .59



     The pro forma financial information is for informational purposes only and may not necessarily reflect the results of operations of the combined entity had the acquired businesses operated as a whole for the periods presented.



(4) RECEIVABLES



                                                                      APRIL 30
                                                              ------------------------
                                                                 1997         1998
Trade.......................................................  $8,810,525   $19,321,283
Federal income taxes........................................      57,975             -
State income taxes..........................................     117,184        86,152
Other.......................................................     229,787       274,439
                                                              ----------   -----------
                                                               9,215,471    19,681,874
Less allowance for doubtful accounts........................     361,436     1,475,263
                                                              ----------   -----------
                                                              $8,854,035   $18,206,611
                                                              ==========   ===========

                      BEARCOM GROUP, INC. AND SUBSIDIARIES

(5) FIXED ASSETS



                                                                      APRIL 30
                                                              ------------------------
                                                                 1997         1998
Land and building...........................................  $       --   $   820,919
Equipment and fixtures......................................   3,472,650     5,041,046
Rental equipment............................................   5,181,432     8,085,889
Leasehold improvements......................................     304,376       332,987
                                                              ----------   -----------
                                                               8,958,458    14,280,841
Less accumulated depreciation...............................   4,672,756     6,533,306
                                                              ----------   -----------
                                                              $4,285,702   $ 7,747,535
                                                              ==========   ===========



(6) RELATED PARTY TRANSACTIONS



     The Company has notes and interest receivable from a shareholder/officer related to cash advances of $656,281 and $753,266 at April 30, 1997 and 1998, respectively. The notes bear interest at 7% with all unpaid interest and principal due in May 1999. The notes are secured by 142,746 shares of the Company's common stock. In a separate transaction, this officer exercised options in December 1995 to acquire 666,791 shares of Page-Com's common stock at a price of $1.40 per share. The options were granted in April 1992. The exercise of the options was funded by a full recourse loan from the Company of $933,300 bearing interest at 7% and due in April 1999. The Company has no other options outstanding.



     On April 28, 1995, the Company sold land and a building to an employee who was the former owner of Page-Com in exchange for a note receivable of $325,000 bearing interest at 9%. The note and accrued interest are due on April 28, 2000 and are secured by a first lien on the property. The Company has agreed to reduce the outstanding balance of the note, and related accrued interest, by 20% per year as long as this employee stays in the employment of the Company. As a result, the note receivable and related interest are being charged to compensation expense over a five-year period. Compensation expense of $94,250 was recognized pursuant to this transaction for each of the years ended April 30, 1996, 1997 and 1998.



     The Company rents its Costa Mesa, California office from an affiliated partnership pursuant to a verbal arrangement. Total rent paid to the partnership was $112,816, $94,740 and $64,740 for the years ended April 30, 1996, 1997 and
1998, respectively. The Company guarantees payment of two promissory notes totalling $820,000 that are secured by this property.



(7) LONG-TERM DEBT



     Long-term debt at April 30, 1997 and 1998 consists of the following:



                                                                      APRIL 30
                                                              ------------------------
                                                                 1997         1998
Revolving line of credit....................................  $7,964,010   $21,854,132
Acquisition line of credit..................................   1,180,000            --
Term note...................................................          --     4,479,167
Note payable, interest at 8.5%, due in annual installments
  through June 2000.........................................     300,000       237,977
Automobile loans, interest ranging 8.5% to 14%, due in
  monthly installments through December 2000................      60,502        18,885
                                                              ----------   -----------
                                                               9,504,512    26,590,161
Less current maturities.....................................     105,773     1,348,880
                                                              ----------   -----------
                                                              $9,398,739   $25,241,281
                                                              ==========   ===========

                      BEARCOM GROUP, INC. AND SUBSIDIARIES

     The Company has a credit agreement with a bank (the "Senior Bank Facility"), as amended on March 27, 1998, which provides for borrowings of up to $30,000,000 in the form of a $25,000,000 working capital line of credit ("revolving line of credit") and a $5,000,000 term note. The revolving line of credit is due on November 5, 1999 and bears interest at either an adjusted LIBOR rate (5.66% at April 30, 1998) plus 1.25% or at the bank's prime rate (8.5% at April 30, 1998). At the request of the Company, the bank may issue letters of credit to the Company's vendors for the acquisition of inventory. The aggregate outstanding amount of any letters of credit constitute a portion of the revolving line of credit and shall not exceed $2,000,000. The actual amount available to the Company on a daily basis under its revolving line of credit is based on the "free cash flow" of the Company as defined by the agreement. The term note is due in equal monthly installments through November 5, 2001 and bears interest at either an adjusted LIBOR rate plus 1.35% or at the bank's prime rate. Borrowings under the Senior Credit Facility are secured by substantially all the assets of the Company.



     The Senior Bank Facility agreement restricts the Company's ability to issue or redeem capital stock, incur additional debt and pay dividends. It also requires the Company to maintain financial ratios including minimum working capital (as defined) of $12.0 million, not less than $1,000 of quarterly net income, and a ratio of debt (as defined) to tangible net worth (as defined) of not less than 2:1. On June 17, 1998, the Senior Bank Facility was amended such that for periods subsequent to July 31, 1998, failure to meet the ratio of debt to tangible net worth is not an event of default, but may result in an increase in interest rates. The fair market value of the note payable to bank is estimated to approximate the related book value based on current market rates.



     Scheduled debt maturities (excluding capital leases) subsequent to April 30, 1998 are as follows: $1,348,880 in 1999, $23,187,113 in 2000, $1,325,000 in
2001, and $729,168 in 2002.



(8) LEASES



     The Company leases certain of its operating facilities and equipment under both capital and operating leases. At April 30, 1998, minimum rental payments under these leases are as follows:



                    YEAR ENDED APRIL 30                       CAPITAL    OPERATING
1999........................................................  $101,995   $1,043,933
2000........................................................    73,944      539,797
2001........................................................    42,579      343,033
2002........................................................    33,958       63,196
2003........................................................        --
                                                              --------
          Total minimum payments due........................   252,476
Less amount representing interest...........................    54,920
                                                              --------
          Present value of minimum lease payments...........   197,556
Less current maturities of obligations under capital
  leases....................................................    77,213
                                                              --------
Obligations under capital leases, less current maturities...  $120,343
                                                              ========



     At April 30, 1997 and 1998, equipment and fixtures and related accumulated amortization recorded under capital leases were as follows:



                                                                   APRIL 30,
                                                              -------------------
                                                                1997       1998
Equipment and fixtures......................................  $372,282   $486,390
Less accumulated amortization...............................   198,206    272,662
                                                              --------   --------
                                                              $174,076   $213,728
                                                              ========   ========

                      BEARCOM GROUP, INC. AND SUBSIDIARIES

     Rental expense under operating leases was $500,525, $594,329 and $844,869 for the years ended April 30, 1996, 1997 and 1998, respectively.



(9) INCOME TAXES



     Income tax expense for the years ended April 30, 1996, 1997 and 1998 consists of:



                                                                APRIL 30,
                                                   ------------------------------------
                                                      1996         1997         1998
Current:
  Federal........................................  $1,511,129   $1,627,956   $1,733,309
  Foreign........................................          --           --       82,927
  State..........................................     150,428      177,231      268,190
                                                   ----------   ----------   ----------
                                                    1,661,557    1,805,187    2,084,426
Deferred.........................................    (488,222)    (620,141)    (548,315)
                                                   ----------   ----------   ----------
                                                   $1,173,335   $1,185,046   $1,536,111
                                                   ==========   ==========   ==========



     Actual income tax expense differs from "expected" income tax expense computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes as follows:



                                                                APRIL 30,
                                                   ------------------------------------
                                                      1996         1997         1998
Expected tax expense.............................  $1,026,828   $1,049,699   $1,375,573
State income taxes, net of federal benefit.......      99,282      116,972      177,005
Other............................................      47,225       18,375      (16,467)
                                                   ----------   ----------   ----------
Actual tax expense...............................  $1,173,335   $1,185,046   $1,536,111
                                                   ==========   ==========   ==========



     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at April 30, 1997 and 1998 are as follows:



                                                                   APRIL 30,
                                                              -------------------
                                                                1997       1998
Deferred tax assets:
  Allowance for doubtful accounts...........................  $140,960   $411,821
  Inventory obsolescence reserve............................    76,601    188,031
  Other.....................................................    24,319     62,011
                                                              --------   --------
          Total gross deferred tax assets...................   241,880    661,863
                                                              --------   --------
Deferred tax liabilities:
  Fixed assets..............................................   203,206    279,128
  Prepaid expenses and other................................   582,537    511,961
  Unapplied receipts........................................   157,078     23,400
                                                              --------   --------
          Total gross deferred tax liabilities..............   942,821    814,489
                                                              --------   --------
          Net deferred tax liability........................  $700,941   $152,626
                                                              ========   ========



     No valuation allowances were considered necessary at April 30, 1997 or 1998 as management believes it is more likely than not that the existing deductible temporary differences will be offset by future reversals of differences generating taxable income.

                      BEARCOM GROUP, INC. AND SUBSIDIARIES

(10) BUSINESS AND CREDIT CONCENTRATIONS



     The Company's customers are located primarily throughout the United States. The Company had no customers who accounted for more than 10% of consolidated sales in 1996, 1997 or 1998.



     Substantially all of the Company's sales are made on credit. The Company evaluates credit risks on an individual basis before extending credit to its customers, and it believes the allowance for doubtful accounts adequately provides for loss or uncollectible accounts.



(11) EMPLOYEE BENEFITS PLAN



     The Company maintains a 401(k) profit sharing plan for substantially all employees. Effective February 1, 1996, the Company matches 75% of employee contributions up to 5% of their compensation. Prior to February 1, 1996, Page-Com matched 100% and Bear Communications matched 50% of employee contributions up to 5% of their compensation. Company contributions of $198,599, $240,977 and $312,389 for the years ended April 30, 1996, 1997 and 1998, respectively, were charged to expense.

                                  SCHEDULE II
                      BEARCOM GROUP, INC. AND SUBSIDIARIES



                       VALUATION AND QUALIFYING ACCOUNTS



                                      BALANCE AT                 CHARGED TO     DEDUCTIONS    BALANCE AT
                                      BEGINNING    CHARGED TO       OTHER       (PRIMARILY      END OF
            DESCRIPTION               OF PERIOD     EARNINGS     ACCOUNTS(1)    WRITE-OFFS)      YEAR
Year ended April 30, 1996:
  Allowance for doubtful accounts...   $ 58,000     $234,216      $     --       $142,216     $  150,000
                                       ========     ========      ========       ========     ==========
  Reserve for inventory
     obsolescence...................    230,000      422,016            --        372,038        279,978
                                       ========     ========      ========       ========     ==========
  Accumulated amortization..........     53,085       12,755            --             --         65,840
                                       ========     ========      ========       ========     ==========
Year ended April 30, 1997:
  Allowance for doubtful accounts...   $150,000     $404,590      $     --       $193,154     $  361,436
                                       ========     ========      ========       ========     ==========
  Reserve for inventory
     obsolescence...................    279,978           --            --         83,565        196,413
                                       ========     ========      ========       ========     ==========
  Accumulated amortization..........     65,840       33,049            --             --         98,889
                                       ========     ========      ========       ========     ==========
Year ended April 30, 1998:
  Allowance for doubtful accounts...   $361,436     $858,185      $779,000       $523,358     $1,475,263
                                       ========     ========      ========       ========     ==========
  Reserve for inventory
     obsolescence...................    196,413      342,565       381,153        364,819        555,312
                                       ========     ========      ========       ========     ==========
  Accumulated amortization..........     98,889      231,090            --             --        329,979
                                       ========     ========      ========       ========     ==========


---------------


(1) Represents amounts assumed as a result of acquisitions.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Condor Communications, Inc. and Affiliates
Miami, Florida


     We have audited the accompanying combined balance sheets of Condor Communications, Inc., and affiliates as of December 31, 1996 and 1997 and the related combined statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995, 1996 and 1997. The combined financial statements include the financial statements of Condor Communications, Inc., Condor Communications, Ltd., Condor East, Spol, s.r.o., and Condor CZ, s.r.o., which are related through common ownership and management. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Condor Communications, Inc., Condor Communications, Ltd., Condor East, Spol, s.r.o. and Condor CZ, s.r.o. as of December 31, 1996 and 1997, and the combined results of their operations and their cash flows for the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



     The combined financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 were reviewed by us, and our report thereon, dated June 19, 1998 stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.


                                            SAENZ, ROBLEDO, SAX & COMPANY, P.A.

Miami, Florida
May 8, 1998

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS


                                     ASSETS



                                                                DECEMBER 31           MARCH 31
                                                          ------------------------   -----------
                                                             1996          1997         1998
                                                                                     (UNAUDITED)
Current Assets:
  Cash..................................................  $   174,757   $   90,119   $  806,928
  Receivables, net of allowance of $614,669 and $779,002
     at December 31, 1996 and 1997, and 779,002 at March
     31, 1998, respectively.............................    4,327,964    3,998,455    2,603,908
  Advances to suppliers.................................      365,081      309,497      163,599
  Inventory.............................................    1,861,621    1,685,915    3,422,609
  Prepaid expenses......................................           --        3,288       43,854
                                                          -----------   ----------   ----------
          Total current assets..........................    6,729,423    6,087,274    7,040,898
                                                          -----------   ----------   ----------
  Fixed assets, net.....................................      852,282      951,688      927,587
  Investment in subsidiary..............................      211,108      231,233      231,234
  Other assets..........................................        4,800        4,800        4,996
                                                          -----------   ----------   ----------
                                                          $ 7,797,613   $7,274,995   $8,204,715
                                                          ===========   ==========   ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable......................................  $ 2,113,832   $1,914,823   $2,168,849
  Revolving line of credit..............................           --      285,000      723,216
  Current maturities of obligations under capital
     leases.............................................           --       16,853       17,754
  Customer deposits.....................................      359,932      903,516       82,678
                                                          -----------   ----------   ----------
          Total current liabilities.....................    2,473,764    3,120,192    2,992,497
                                                          -----------   ----------   ----------
Obligations under capital leases, less current
  maturities............................................           --       86,728       81,937
Stockholders' equity:
  Common stock, $1 par value; authorized 10,700 shares;
     9,600 and 9,700 shares issued and outstanding at
     December 31, 1996 and 1997, and 9,700 at March 31,
     1998, respectively.................................        9,600        9,700        9,700
  Additional paid in capital............................        4,354      174,254      174,254
  Retained earnings.....................................    5,309,895    3,884,121    4,946,327
                                                          -----------   ----------   ----------
          Total stockholders' equity....................    5,323,849    4,068,075    5,130,281
                                                          -----------   ----------   ----------
                                                          $ 7,797,613   $7,274,995   $8,204,715
                                                          ===========   ==========   ==========


                 See accompanying notes to financial statements

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS


                                                                               THREE MONTHS
                                      YEARS ENDED DECEMBER 31           ENDED MARCH 31 (UNAUDITED)
                              ---------------------------------------   ---------------------------
                                 1995          1996          1997           1997           1998
Sales.......................  $43,471,880   $45,528,871   $50,681,105   $10,504,327    $12,776,582
Cost of sales...............   38,518,198    38,401,802    44,964,247     9,288,972     10,614,103
                              -----------   -----------   -----------   -----------    -----------
  Gross profit..............    4,953,682     7,127,068     5,716,858     1,215,355      2,162,479
Selling, general and
  administrative expenses...    4,523,860     4,397,238     4,679,759     1,493,195        691,958
                              -----------   -----------   -----------   -----------    -----------
  Operating income..........      429,822     2,729,830     1,037,099      (277,840)     1,470,521
Interest expense............           --         1,003            --         2,252         16,227
Other (income) expense,
  net.......................      (23,705)      (99,822)      230,717        54,955        249,145
                              -----------   -----------   -----------   -----------    -----------
  Net income (loss).........  $   453,527   $ 2,828,649   $ 1,267,816   $  (335,047)   $ 1,205,149
                              ===========   ===========   ===========   ===========    ===========


                See accompanying notes to financial statements.

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

  FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND THREE MONTHS ENDED
                                 MARCH 31, 1998



                                                                                            TOTAL
                                                        ADDITIONAL PAID    RETAINED     STOCKHOLDERS'
                                         COMMON STOCK     IN CAPITAL       EARNINGS        EQUITY
Balance at December 31, 1994..........      $9,600         $  4,354       $ 4,979,134    $ 4,993,088
Net income............................          --               --           453,527        453,527
Distributions.........................          --               --        (1,232,293)    (1,232,293)
                                            ------         --------       -----------    -----------
Balance at December 31, 1995..........       9,600            4,354         4,200,368      4,214,322
Net income............................          --               --         2,828,649      2,828,649
Distributions.........................          --               --        (1,719,121)    (1,719,121)
                                            ------         --------       -----------    -----------
Balance at December 31, 1996..........       9,600            4,354         5,309,896      5,323,850
Net income............................          --               --         1,267,816      1,267,816
Issuance of common stock..............         100          169,900                --        170,000
Distributions.........................          --               --        (2,693,591)    (2,693,591)
                                            ------         --------       -----------    -----------
Balance at December 31, 1997..........      $9,700         $174,254       $ 3,884,121    $ 4,068,075
Net income (unaudited)................          --               --         1,205,149      1,205,149
Distributions (unaudited).............          --               --          (142,943)      (142,943)
                                            ------         --------       -----------    -----------
Balance at March 31, 1998
  (unaudited).........................      $9,700         $174,254       $ 4,946,327    $ 5,130,281
                                            ======         ========       ===========    ===========


                See accompanying notes to financial statements.

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS




                                                                                           THREE MONTHS ENDED MARCH 31
                                                         YEARS ENDED DECEMBER 31                   (UNAUDITED)
                                                 ---------------------------------------   ---------------------------
                                                    1995          1996          1997           1997           1998
Cash flows from operating activities:
Net income (loss)..............................  $   453,527   $ 2,828,649   $ 1,267,816   $  (335,047)   $ 1,205,149
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization expense........      136,722       161,026       210,788        42,460         37,882
  Changes in operating assets and liabilities:
     Receivables...............................     (146,234)   (1,790,483)     (329,509)    1,773,726      1,394,547
     Advances to suppliers.....................      258,482      (360,316)       55,584       249,903        145,898
     Inventory.................................     (465,940)    1,139,517       175,706      (877,580)    (1,736,694)
     Prepaid expenses..........................       (4,822)           --        (3,288)           --        (40,566)
     Accounts payable..........................      575,344       322,684      (199,001)        2,853        254,026
     Customer deposits.........................      178,829      (126,397)      543,584      (148,513)      (820,838)
                                                 -----------   -----------   -----------   -----------    -----------
          Net cash provided by operating
            activities.........................      985,908     2,174,680     2,380,690       707,802        439,404
Cash flows from investing activities:
  Additions to fixed assets....................     (173,834)     (232,420)     (206,633)       (1,744)       (18,142)
  Investment in subsidiary.....................           --      (211,108)      (20,104)           --            470
  Increase in other assets.....................         (300)       (2,000)           --        (1,969)          (196)
                                                 -----------   -----------   -----------   -----------    -----------
          Net cash used in investing
            activities.........................     (174,134)     (445,528)     (226,737)       (3,713)       (17,868)
Cash flows from financing activities:
  Borrowings on line of credit.................      200,000            --       574,763       124,762        438,216
  Repayments on line of credit.................      (30,000)     (170,000)     (289,763)           --             --
  Issuance of common stock.....................           --            --       170,000            --             --
     Distributions to stockholders.............   (1,232,293)   (1,719,121)   (2,693,591)     (476,000)      (142,943)
                                                 -----------   -----------   -----------   -----------    -----------
          Net cash used in financing
            activities.........................   (1,062,293)   (1,889,121)   (2,238,591)     (351,238)       295,273
Net decrease in cash...........................     (250,519)     (159,969)      (84,638)      352,851        716,809
Cash at beginning of period....................      585,245       334,726       174,757       174,757         90,119
                                                 -----------   -----------   -----------   -----------    -----------
Cash at end of period..........................  $   334,726   $   174,757   $    90,119   $   527,608    $   806,928
                                                 ===========   ===========   ===========   ===========    ===========


                See accompanying notes to financial statements.

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND MARCH 31, 1998


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of Condor Communications, Inc. and affiliated companies (the "Group") is presented to assist in understanding the Group's financial statements. The financial statements and notes are representations of the Group's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

BUSINESS ACTIVITY

     The Group is principally engaged in the sale of site-based two way radios and other wireless communication equipment.

BASIS OF COMBINATION


     The combined financial statements include the accounts of Condor Communications, Inc., Condor Communications, Ltd., Condor East, Spol, s.r.o., and Condor CZ, s.r.o., which are related through common ownership and management. All significant intercompany accounts and transactions have been eliminated in combination.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS


     Securities with maturities of three months or less when purchased are treated as cash equivalents in presenting the statement of cash flows. There were no cash equivalents at December 31, 1996 and 1997 or March 31, 1998.



     Non-cash transactions consist of a capital lease obligation in the amount of $114,108 entered into for the purchase of equipment in 1997.


INVENTORY


     Inventory consists primarily of two-way radios and accessories and is stated at the lower of cost or market. Inventory is stated net of reserves for obsolete items of $268,167 and $377,493 at December 31, 1996 and 1997, and $881,748 at March 31, 1998, respectively.


FIXED ASSETS

     Property and equipment are stated at cost, and depreciation is provided principally using accelerated methods over the useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

     The estimated useful lives of major asset classes are as follows:


Furniture and Fixtures......................................     7 years
Computer Equipment..........................................     5 years
Machinery and Equipment.....................................     5 years
Transportation Equipment....................................     5 years
Buildings...................................................  31.5 years
Building Improvements.......................................  31.5 years


     Depreciation and amortization expense was $136,722, $161,026 and $210,788 in 1995, 1996 and 1997 and $42,460 and $37,882 for the three months ended March 31, 1997 and 1998, respectively.


REVENUE

     The Group records revenue from product sales at the time the related products are shipped. Sales are recorded net of returns and allowances.


FOREIGN CURRENCY TRANSLATION



     Financial statements of the combined entities for Condor East, Spol, s.r.o. and Condor C2, s.r.o. are translated into U.S. dollars using the exchange rate at each balance sheet date. The resulting translation gain or loss is immaterial and has been historically classified as accounts payable. Gains or losses from foreign currency transactions are immaterial and have been included in net income.



IMPAIRMENT OF LONG LIVED ASSETS AND LONG LIVED ASSETS TO BE DISPOSED OF


     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

NOTE 2:  FIXED ASSETS


     Fixed assets are comprised of the following:



                                                         DECEMBER 31
                                                    ----------------------    MARCH 31
                                                      1996         1997         1998
                                                    ---------    ---------    ---------
Land..............................................    137,374      137,374      137,374
Buildings.........................................    265,006      435,006      435,006
Building Improvements.............................    144,719      144,719      144,719
Furniture and Fixtures............................    160,761      162,064      162,064
Office and Computer Equipment.....................    217,090      241,614      259,756
Transportation Equipment..........................     60,008       60,008       60,008
Machinery and Equipment...........................    474,781      589,168      589,168
                                                    ---------    ---------    ---------
                                                    1,459,739    1,769,953    1,788,095
Accumulated Depreciation..........................   (607,457)    (810,316)    (860,508)
                                                    ---------    ---------    ---------
                                                      852,282      959,637      927,587
                                                    =========    =========    =========

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES

NOTE 3:  INVESTMENT IN SUBSIDIARY


     In 1996, Condor Communications, Ltd. invested in a 50% equity interest in Condor Telecommunications, S.A., a corporation incorporated under the laws of Venezuela. This investment is accounted for using the equity method of accounting, and the Group's income from this subsidiary was not material for the years ended December 31, 1996 and 1997 or the three months ended March 31, 1998. There are no differences between the carrying value of this investment and Condor's equity in the net assets of the investee. There is no market quote for this investment and no known material contingencies of the investee.


NOTE 4: INCOME TAXES

     Condor Communications, Inc., the principal operating company within the Group, has elected to be taxed under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Accordingly, provisions for income taxes have not been made on its earnings. The affiliated companies in the Group serve as distribution channels and either do not have material net earnings over the three year period ended December 31, 1997 or operate out of a tax haven with no corporate income taxes. As a consequence, no provision for income taxes has been made in the combined financial statements.

NOTE 5: REVOLVING LINE OF CREDIT


     Revolving line of credit consists of the following:



                                                             DECEMBER 31
                                                           ---------------   MARCH 31,
                                                           1996     1997       1998
                                                           ----   --------   ---------
8.50% demand note payable...............................   $ --   $285,000   $723,216
                                                           ====   ========   ========


     Condor Communications, Inc. has a revolving line of credit facility with a bank funded with a demand note payable that provides for borrowing in the amount of $2,000,000 of which $1,715,000 was unused at December 31, 1997. Bank advances on the credit line bear interest at the bank's base (prime) rate. The revolving line of credit is due May 31, 1998, is annually renewable, and is collateralized by substantially all corporate assets and a personal guarantee from Condor Communications, Inc.'s stockholders.

     Condor East, s.r.o. has a short-term line of credit in the amount of $289,000 to back letters of guarantee issued to the Czech customs authorities. There have been no drawings on the facility to date, and it is secured with a guarantee of repayment by Condor Communications, Inc. to the issuing bank.

NOTE 6: LEASES

     The Group leases certain machinery and equipment under a capital lease. The economic substance of the lease is that the Group is financing the acquisition of the assets through the lease, and accordingly it is

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES recorded in the Group's assets and liabilities. At March 31, 1998, minimum rental payments required under the lease together with their present value are as follows:



                    YEAR ENDED MARCH 31
                    -------------------
1999........................................................    $ 37,044
2000........................................................      37,044
2001........................................................      37,044
2002........................................................      33,957
                                                                --------
          Total minimum payments due........................     145,089
Less amount representing interest...........................      45,398
                                                                --------
          Present value of minimum lease payments...........      99,691
Less current maturities of obligations under capital
  leases....................................................      17,754
                                                                --------
Obligations under capital leases, less current maturities...    $ 81,937
                                                                --------


     At December 31, 1997, $114,108 in machinery and equipment and related accumulated amortization (over a five year life) of $38,036 are included in property and equipment.


     The Group also leases certain of its office equipment under operating leases with non-cancelable terms of under one year. Rental expense under operating leases was $13,982, $21,045 and $57,504 for the years ended December 31, 1995, 1996 and 1997, and $9,640 and $5,638 for the three months ended March 31, 1997 and 1998, respectively.


NOTE 7: CONTINGENCIES


     The Group carries insurance to cover its property and equipment, and inventory with coverage limits which are well below the fair value of these assets at December 31, 1997 and March 31, 1998.


     Condor East, s.r.o. is contingently liable for customs import duties (assessed at 100% of importation value) or fines thereon relating to inventory on hand in excess of a $588,000 customs guarantee bond. At December 31, 1997 inventory on hand exceeded the guarantee by approximately $240,000.

NOTE 8: BUSINESS AND CREDIT CONCENTRATIONS

     The Group purchases substantially all of its inventory from Motorola, Inc. and is economically dependent on that vendor for favorable trade terms as well as products for sale.

     The Group transacts most of its business with customers located in Latin American and Eastern Europe. Accordingly, the Group's business may be affected by political and economic changes in the regions. The Group had no customers who accounted for more than 10% of consolidated sales in 1995, 1996 or 1997.


     The Group maintains substantially all cash balances at one bank. Cash balances in excess of federal insurance limits were $391,690 at December 31, 1997 and $1,277,032 and March 31, 1998.


NOTE 9: SUBSEQUENT EVENTS

     In March 1998, all assets and operations of the continued entity were sold to an unrelated party. The Group also settled certain claims that arose from agency agreements for a total of $420,000.

                   CONDOR COMMUNICATIONS, INC. AND AFFILIATES


                     NOTES TO COMBINED FINANCIAL STATEMENTS


              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997



                                   EXHIBIT A


     INFORMATION ABOUT THE GROUP'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS


                        FOR THE YEARS ENDED DECEMBER 31



                                                                        ASIA
                           UNITED      LATIN AMERICA                    AND
                           STATES      AND CARIBBEAN     EUROPE        AFRICA     CORPORATE    COMBINED
                         -----------   -------------   -----------   ----------   ---------   -----------
1997:
  Sales to unaffiliated
     customers.........  $15,505,545    $25,872,678    $ 8,047,408   $1,255,474               $50,681,105
                         ===========    ===========    ===========   ==========   ========    ===========
  Operating Income
     (loss)............  $   (75,704)   $   817,570    $   254,296   $   40,937               $ 1,037,099
                         ===========    ===========    ===========   ==========   ========    ===========
  Identifiable
     Assets............  $ 1,367,577    $ 2,858,245    $ 2,727,820           --    321,353    $ 7,274,995
                         ===========    ===========    ===========   ==========   ========    ===========
1996:
  Sales to unaffiliated
     customers.........  $14,937,198    $15,982,605    $12,188,281   $2,420,787               $45,528,871
                         ===========    ===========    ===========   ==========   ========    ===========
  Operating Income.....  $ 1,763,142    $   505,046    $   385,146   $   76,496               $ 2,729,830
                         ===========    ===========    ===========   ==========   ========    ===========
  Identifiable
     Assets............  $ 1,825,683    $ 2,858,245    $ 2,727,820           --    385,865    $ 7,797,613
                         ===========    ===========    ===========   ==========   ========    ===========
1995:
  Sales to unaffiliated
     customers.........  $18,235,211    $15,155,535    $12,309,042   $1,744,290               $47,444,078
                         ===========    ===========    ===========   ==========   ========    ===========
  Operating Income.....  $  (493,170)   $   478,911    $   388,962   $   55,119               $   429,822
                         ===========    ===========    ===========   ==========   ========    ===========
  Identifiable
     Assets............  $ 1,740,762    $ 2,858,245    $ 2,727,820           --    334,726    $ 6,661,553
                         ===========    ===========    ===========   ==========   ========    ===========



                             See Auditor's Report.

                 [PHOTOGRAPHS OF PRODUCTS SOLD BY THE COMPANY,


          INCLUDING A LIST OF OFFICE LOCATIONS AND TELEPHONE NUMBERS]

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................    7
The Company................................   13
Use of Proceeds............................   14
Dividend Policy............................   14
Dilution...................................   15
Capitalization.............................   16
Unaudited Pro Forma Condensed Consolidated
  Statements of Income.....................   17
Selected Financial Data....................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   20
Business...................................   26
Management.................................   37
Principal and Selling Shareholders.........   42
Description of Capital Stock...............   43
Shares Eligible for Future Sale............   44
Underwriting...............................   45
Legal Matters..............................   47
Experts....................................   47
Additional Information.....................   47
Index to Financial Statements..............  F-1


                             ---------------------


     UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


======================================================

======================================================


                                3,759,000 SHARES


                                  BEARCOM LOGO


                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                CIBC OPPENHEIMER
                                           , 1998

======================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance Distribution

     The Registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows. All of the amounts except the SEC registration fee and the Nasdaq National Market listing fee are estimates.



Item                                                           Amount
----                                                          --------
SEC registration fee ...................................       $18,996
National Association of Securities
   Dealers, Inc. filing fee ............................         6,939
New York Stock Exchange application fee ................       102,100
Legal fees and expenses ................................       200,000
Accounting fees and expenses ...........................       150,000
Printing expenses ......................................        95,000
Fees and expenses for qualification under
   state securities laws (including legal fees) ........         2,500
Transfer agent's and registrar's fees and expenses .....         5,000
Miscellaneous ..........................................        19,465
                                                              --------
   Total ...............................................      $600,000



---------
* None of this amount is to be borne by the Selling Shareholders.

Item 14. Indemnification of Directors and Officers.

     As permitted by the Texas Business Corporation Act, the Registrant's Restated Articles of Incorporation and Amended and Restated Bylaws provide that the directors and officers of the Registrant shall be indemnified by the Registrant against certain liabilities that those persons may incur in their capacities as directors or officers. Furthermore, the Registrant's Articles of Incorporation eliminate the liability of directors of the Registrant to the maximum extent permitted by the Texas Business Corporation Act. See
"Management -- Exculpatory Charter Provision; Liability and Indemnification of Officers and Directors" in the Prospectus.

     The Underwriting Agreement to be filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Registrant and the underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances provides for indemnification of the Registrant's directors and officers.

Item 15. Recent Sales of Unregistered Securities.


     During the previous three years, the Registrant has issued and sold the following securities (all such amounts having been adjusted to reflect the 643-for-1 stock split effected in June, 1998) without registration under the Securities Act (none of which sales were underwritten):


     In connection with the Merger, in December 1995 the Company issued an aggregate of 4,001,710 shares of Common Stock to shareholders of Bear Communications. The Registrant believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     In December 1995, Mr. Watson exercised options to acquire 666,791 shares of Common Stock at an exercise price of approximately 1.40 per share. The options were granted in April 1992. The exercise of such options was funded by a full recourse loan from the Company to Mr. Watson in the amount of $933,000, bearing interest at 7% and is due in April 1999. The Registrant believes that this transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16. Exhibits and FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


Exhibit No.       Description
-----------       -----------
     1.1       -  Form of Underwriting Agreement
     3.1       -  Restated Articles of Incorporation of the Registrant
     3.2*      -  Amended and Restated Bylaws of the Registrant
     4.1       -  Form of certificate representing shares of the Registrant's
                  Common Stock
     5.1       -  Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
    10.1*      -  Employment Agreement, effective as of March 1, 1998, by and between BearCom, Inc. and Michael L. Kovar
    10.2#      -  Employment Agreement, effective as of March 31, 1998, by and between BearCom, Inc., Condor Holdings, Inc. and Rogelio
                  Betancourt
    10.3       -  BearCom Group, Inc. 1998 Stock Option Plan, including form of
                  Nonqualified Stock Option Agreement and Incentive Stock Option
                  Agreement
    10.4*      -  Fourth Amended and Restated Loan Agreement, dated as of
                  August 29, 1997, by and between BearCom Operating, L.P. and
                  Wells Fargo Bank
    10.5*      -  First Amendment to Fourth Amended and Restated Loan Agreement
                  dated as of March 27, 1998 by and between BearCom Operating,
                  L.P. and Wells Fargo Bank
    10.6       -  Second Amendment to Fourth Amended and Restated Loan
                  Agreement dated as of June 17, 1998 by and between BearCom
                  Operating, L.P. and Wells Fargo Bank
    10.7*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.8*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by Bear Communications, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.9*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom Operating, L.P. for the benefit of First Interstate Bank of Texas, N.A.
    10.10*     -  Commercial Security Agreement, dated as of March 27, 1998, executed by Condor Holdings, Inc. for the benefit of Wells
                  Fargo Bank (Texas) National Association
    10.11      -  Lease Agreement for facilities in Dallas, Texas
    10.12#     -  Purchase Agreement, dated as of January 27, 1997, between Bear
                  Communications, Inc., Cleary Communications Company, Francis
                  A. Cleary, Michael F. Cleary, Jean Cleary and Edward Milano
    10.13#     -  Purchase Agreement, dated as of May 29, 1997, between BearCom
                  Operating, L.P., Mobitel Communications and Electronics, Inc.,
                  Network Communications, Inc., Royce A. Witte and James D. Reed
    10.14#     -  Asset Purchase Agreement, dated as of June 6, 1997, between
                  Bear Communications, Inc. and Motorola, Inc.
    10.15#     -  Purchase Agreement, dated as of September 25, 1997, between
                  Bear Communications, Inc., Alfred Fasano, Tedco, Inc., David
                  J. Broser, Susan Broser Guttentag, Mindy Brosser Cepelewicz
                  and Lori Broser Furnari
    10.16#     -  Purchase Agreement, dated as of October 15, 1997, between
                  BearCom Operating L.P., Tomba Communications, L.L.C., Joseph
                  J. Tomba and Thomas C. Tomba
    10.17      -  Asset Purchase Agreement, dated as of March 31, 1998, between
                  Bear Communications, Inc., Condor Communications, Inc.,
                  Rogelio Betancourt and Condor Holdings, Inc.
    10.18*     -  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of June 12, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.19*     -  Per Unit Administrative Processing Charge Amendment to
                  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.20*     -  Amendment to Motorola Authorized Two-Way Radio Dealer
                  Agreement, dated as of September 20, 1996, between Motorola,
                  Inc. and BearCom Operating, L.P.
    10.21*     -  Multiple Dealer Sales Location(s) Amendment to Motorola
                  Authorized Two-Way Radio Dealer Agreement, dated as of
                  September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.

  10.22*      -  Motorola Inc. Radius Communication Products Reseller Agreement,
                 dated as of September 20, 1996, between Motorola, Inc. and
                 BearCom Operating, L.P.
  10.23*      -  Master Amendment No. 1 to Motorola, Inc. Radius Communication
                 Products Reseller Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom Operating, L.P.
  10.24*      -  Radius Reseller Sales Location Amendment to Motorola, Inc.
                 Radius Communication Products Reseller Agreement, dated as of
                 September 20, 1996, between Motorola, Inc. and BearCom
                 Operating, L.P.
  21.1*       -  List of Subsidiaries
  27.1*       -  Financial Data Schedule
  23.1        -  Consent of KPMG Peat Marwick LLP
  23.2        -  Consent of Saenz, Robledo, Sax & Company, P.A.
  23.3        -  Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
  24.1*       -  Power of attorney

----------


*  Previously filed.
# Portions of exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been separately filed with the Commission.


(b) Financial Statement Schedules

The following financial statement schedules are included in Part II of the Registration Statement.

     II   -    Wireless International, Inc. and Subsidiaries - Valuation and
               Qualifying Accounts

All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or noted therein.

Item 17. Undertakings.


(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


(b) The undersigned Registrant hereby undertakes to provide to the representatives of the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the representatives of the underwriters to permit prompt delivery to each purchaser.

(c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 25th day of June, 1998.




                                               BEARCOM GROUP, INC.

                                               By: /s/ John P. Watson
                                                  ------------------------------
                                                  John P. Watson
                                                  Chairman of the Board




                                POWER OF ATTORNEY




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 25th day of June, 1998.





             NAME                                  TITLE

   /s/ John P. Watson               Chairman of the Board and Director
------------------------------      (Principal Executive Officer)
   John P. Watson

   /s/ Michael L. Kovar             Chief Financial Officer
------------------------------      (Principal Financial and Accounting Officer)
  Michael L. Kovar

   /s/ Brent A. Bisnar*             Director
------------------------------
   Brent A. Bisnar

   /s/ Jerry Denham*                Director
------------------------------
   Jerry Denham

   /s/ Kenneth H. Doll*             Director
------------------------------
   Kenneth H. Doll

   /s/ Edward W. Rose III*          Director
------------------------------
   Edward W. Rose III

   /s/ Morton L. Topfer*            Director
------------------------------
   Morton L. Topfer

 * By: /s/ John P. Watson
       -----------------------
       John P. Watson
       As Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
     1.1       -  Form of Underwriting Agreement
     3.1       -  Restated Articles of Incorporation of the Registrant
     3.2*      -  Amended and Restated Bylaws of the Registrant
     4.1       -  Form of certificate representing shares of the Registrant's
                  Common Stock
     5.1       -  Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
    10.1*      -  Employment Agreement, effective as of March 1, 1998, by and between BearCom, Inc. and Michael L. Kovar
    10.2#      -  Employment Agreement, effective as of March 31, 1998, by and between BearCom, Inc., Condor Holdings, Inc. and Rogelio
                  Betancourt
    10.3       -  BearCom Group, Inc. 1998 Stock Option Plan, including form of
                  Nonqualified Stock Option Agreement and Incentive Stock Option
                  Agreement
    10.4*      -  Fourth Amended and Restated Loan Agreement, dated as of
                  August 29, 1997, by and between BearCom Operating, L.P. and
                  Wells Fargo Bank
    10.5*      -  First Amendment to Fourth Amended and Restated Loan Agreement
                  dated as of March 27, 1998 by and between BearCom Operating,
                  L.P. and Wells Fargo Bank
    10.6       -  Second Amendment to Fourth Amended and Restated Loan
                  Agreement dated as of June 17, 1998 by and between BearCom
                  Operating, L.P. and Wells Fargo Bank
    10.7*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.8*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by Bear Communications, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.9*      -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom Operating, L.P. for the benefit of First Interstate Bank of Texas, N.A.
    10.10*     -  Commercial Security Agreement, dated as of March 27, 1998, executed by Condor Holdings, Inc. for the benefit of Wells
                  Fargo Bank (Texas) National Association
    10.11      -  Lease Agreement for facilities in Dallas, Texas
    10.12#     -  Purchase Agreement, dated as of January 27, 1997, between Bear
                  Communications, Inc., Cleary Communications Company, Francis
                  A. Cleary, Michael F. Cleary, Jean Cleary and Edward Milano
    10.13#     -  Purchase Agreement, dated as of May 29, 1997, between BearCom
                  Operating, L.P., Mobitel Communications and Electronics, Inc.,
                  Network Communications, Inc., Royce A. Witte and James D. Reed
    10.14#     -  Asset Purchase Agreement, dated as of June 6, 1997, between
                  Bear Communications, Inc. and Motorola, Inc.
    10.15#     -  Purchase Agreement, dated as of September 25, 1997, between
                  Bear Communications, Inc., Alfred Fasano, Tedco, Inc., David
                  J. Broser, Susan Broser Guttentag, Mindy Brosser Cepelewicz
                  and Lori Broser Furnari
    10.16#     -  Purchase Agreement, dated as of October 15, 1997, between
                  BearCom Operating L.P., Tomba Communications, L.L.C., Joseph
                  J. Tomba and Thomas C. Tomba
    10.17      -  Asset Purchase Agreement, dated as of March 31, 1998, between
                  Bear Communications, Inc., Condor Communications, Inc.,
                  Rogelio Betancourt and Condor Holdings, Inc.
    10.18*     -  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of June 12, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.19*     -  Per Unit Administrative Processing Charge Amendment to
                  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.20*     -  Amendment to Motorola Authorized Two-Way Radio Dealer
                  Agreement, dated as of September 20, 1996, between Motorola,
                  Inc. and BearCom Operating, L.P.
    10.21*     -  Multiple Dealer Sales Location(s) Amendment to Motorola
                  Authorized Two-Way Radio Dealer Agreement, dated as of
                  September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.

  10.22*      -  Motorola Inc. Radius Communication Products Reseller Agreement,
                 dated as of September 20, 1996, between Motorola, Inc. and
                 BearCom Operating, L.P.
  10.23*      -  Master Amendment No. 1 to Motorola, Inc. Radius Communication
                 Products Reseller Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom Operating, L.P.
  10.24*      -  Radius Reseller Sales Location Amendment to Motorola, Inc.
                 Radius Communication Products Reseller Agreement, dated as of
                 September 20, 1996, between Motorola, Inc. and BearCom.
                 Operating, L.P.
  21.1*       -  List of Subsidiaries
  27.1*       -  Financial Data Schedule
  23.1        -  Consent of KPMG Peat Marwick LLP
  23.2        -  Consent of Saenz, Robledo, Sax & Company, P.A.
  23.3        -  Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
  24.1*       -  Power of attorney



----------

*  Previously filed.
# Portions of exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been separately filed with the Commission.